82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02031207

REGISTRANT'S NAME: THUS Group plc

*CURRENT ADDRESS: Dalmore House
310 St. Vincent Street
Glasgow Scotland
G2 5BB

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 5260 FISCAL YEAR 3/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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PROCESSED
APR 17 2002
THOMSON
FINANCIAL

OICF/BY: [signature]

DATE : 3/14/02

Thus plc
Dalmore House
310 St Vincent Street
Glasgow G2 5BB


thus
www.thus.net

Annual Report
2001









thus™


thus













Thus is building long term relationships in the fast growing, higher value business telecommunications and data market. Thus delivers quality, service, and innovation.

Data and Telecoms

Direct and indirect switched voice services

Freephone and advanced number translation services

Leased lines and capacity services

Frame relay and ATM data services

Internet

Dial-up, ADSL, leased line and wholesale Internet access

Web hosting

Media streaming

E-commerce

Web design and consultancy

Contact Centres

Insourced and outsourced contact centres

Consultancy and systems integration

Order fulfilment

Automated call handling and distribution of premium rate content



National
With a network stretching from Scotland to the South of England Thus is a nationwide provider of advanced telecommunications and data services to corporate and SME markets.





Innovation and Integration
Thus satisfies customer needs by delivering fully integrated telecommunications, Internet and contact centre services and developing entirely new applications and services when required.





Quality
Rated number one by:

Telecoms Manager's Association

Morgan Stanley Dean Witter

Internet Magazine

J D Power and Associates

The Net Magazine



Corporate Highlights



26.2
24.0
68.5
49.7
122.2
160.1
00
01
00
01
00
01

Business services revenue dominates growth
Group Turnover £m

- ScottishPower facilities management contract
- Consumer
- Business


14.3
-21.4
-17.3
-4.1
00
01
H1 01
H2 01

EBITDA
£m

Earnings before interest, tax, depreciation and amortisation of fixed assets

- Full year
- Half year


216.9
233.8
103.9
129.9
00
01
H1 01
H2 01

Group Turnover
£m

- Full year
- Half year



Chairman's Review

Our prior year of operation and first full year as a public company was marked by an historically unusual market during which the Nasdaq and the Techmark reached all time highs. Worldwide, telecommunications and technology stocks began to trade at unrealistic multiples. By the second half the market was overdue for a readjustment and typically, the market tends to overcorrect in these situations.

We saw Thus's share price grow rapidly to 844.5p (6 March 2000); the trigger for a brief entry into the FTSE 100, and more recently, we have seen it reach what seem to be unrealistic lows. In addition to the sector decline, we have been affected by two specific factors. Interactive Services, a consumer division already earmarked for disposal, experienced a faster than expected downturn in revenues. Secondly, our consumer Internet base declined in line with expectations as 'free' Internet Service Providers (ISPs) swamped the market. The subsequent decline of these operators has confirmed our belief that the free ISP model is unsustainable.

In spite of the distractions we continued to concentrate on our strategy to address business markets. Our full year turnover grew 8% to £233.8 million, but within this we saw a strong acceleration in second half performance as we began to benefit from the scale effects of large, national business contracts and tighter control of costs. Second half sales grew 25% to £129.9 million over the first half and our loss before interest, tax, depreciation and amortisation was reduced from £17.3 million to £4.1 million. Given our focus on the business market, I am particularly encouraged by the 31% year on year growth in business service sales. At £160.1 million, these sales represented 68% of our total turnover compared with 56% in the prior year.

Sadly, during the year Jonathan Solomon died suddenly. He was an important Non-executive member of the Board and will be sadly missed. Also, as briefly reported last year, Lord Mackay left the Board due to his appointment as a High Court Judge in Scotland and additionally Gerard McAloon left the Company and Board. The underlying strength of the Company has allowed us to find highly experienced replacements and to further enhance the Thus Board.

Joining us in an executive capacity are John Maguire, Chief Financial Officer and Jim Reid, Executive Director, Sales and Marketing. John's extensive financial and international telecommunications experience, latterly as Vice President (Finance) for Cable & Wireless Global (Japan & Asia), is already proving invaluable. Jim is a highly experienced business development professional whose experience with some of the UK's largest companies will ensure we concentrate our efforts on a national market.

In a non-executive capacity we have been joined by Jo Connell, Group Managing Director at Xansa plc, Roy Brown, President of Unilever's European Foods and Beverages division and Michael de Kare-Silver, Head of e-Business Development Services at PA Consulting Group. All three bring valuable, high level experience to the Thus Board. My resignation from the Thus Board was announced following my appointment as Chief Executive of ScottishPower. As a consequence David Nish, ScottishPower's Finance Director, will be appointed a Non-executive Director and Charles Berry takes over from me as Chairman from 23rd May. I know that both David and Charles share my enthusiasm for Thus. I now feel confident we have the right mix of experience and independence to take the Company forward.

Throughout the period we continued to integrate our business divisions, reinforce the core management team and build our network. The concentration on strong management and solid infrastructure will ensure we maintain our reputation for innovation and quality. Demon Internet has received three quality awards during the year and was most recently nominated the best ISP overall in the June edition of 'The Net' magazine. Our telecommunications and data services led the competition in every category in a survey conducted by Morgan Stanley Dean Witter.

We now look forward to a more settled year. Our primary infrastructure is complete, we are leading the industry in the delivery of service quality, the implementation of innovative new services and perhaps most importantly, our employees have a reputation for listening to, and delivering what customers want.

Though the market turbulence may continue for a period, our balance sheet is healthy and we are well positioned for growth. A great deal has been achieved during the year – a testament to our employees. I would like to thank them for all their efforts during the period. Thus has the platform to generate long-term growth and I'm confident that our shareholders will reap the benefits in the years to come.

Ian Russell
Chairman

...leading the industry in the delivery of service quality...



Chief Executive's Statement

This year marked our successful transition from a regional to a national company. More importantly, as we expanded our network coverage throughout the UK, we built on our successful leadership strategy for quality and service innovation in the UK data and telecommunications market. Our aspiration to build an advanced service capability to deliver reliable, innovative solutions to business customers throughout the UK has been realised.

Last year was our final year of UK network build and geographic expansion. This is our year for leveraging our network assets and operating efficiency to accelerate our sales growth.

Our three primary business divisions have been successfully integrated into a single company with a single vision. Our national network is complete, and our advanced services programme remains on track to deliver value this year. We've made arrangements for the disposal of our consumer facing non-core assets, giving us a sharper focus on our target market for UK corporates and small and medium sized enterprises. We stepped up a gear in the second half of last year, a pace we intend to maintain as we build momentum from our UK-wide sales force and channel partners.

Our fusion of Internet, telecommunications and contact centre services addresses a real business need. At the top of the market our blue chip corporate customers have already demonstrated a need for seamless integrated services to meet specific requirements. Our capability to innovate and package our portfolio of services – from hosting, Internet access, telecommunication and contact centre support – was manifest in our support of the world's first television based WAP service (available on SkyDigital). Not all our customers require complex application of services, but all value our willingness to take time to fully understand their business requirements. We give them access to the skilled individuals within our company who can translate today's leading edge technology into real business benefits.

The core of our business today is the supply of well-proven telecommunications, Internet and contact centre services. These services are most in demand. But even our smallest customers need to know that as their business needs grow, we can continue to respond swiftly to deliver innovative solutions that may require the integration of two or more of our core services. Most of all, they need confidence we can deliver those services reliably and back them up with industry leading service. Our unique ability to integrate services and deliver bespoke solutions to our customers – large or small – is one of the characteristics that sets us apart from the competition. This is our first key differentiating strength.

The importance of customer service in our highly competitive industry cannot be underestimated. This is why I have not been prepared to compromise on quality in any part of our business. The awards and recognition we have won for service quality over the past year are evidence of our commitment to deliver long-term competitive advantage. Customer service and responsiveness backed by end-to-end quality is our second key differentiator.

Our sales force is now equipped to sell a wide portfolio of services. Over the year we introduced nine new services to the market. We also improved our training and development with the implementation of a sales academy to train our sales force in our new and expanding product portfolio, and keep them abreast of technology and service developments. Our service portfolio compares favourably to our competitors. Importantly, our capability to develop and launch the next generation of broadband data and Internet protocol based services positions us strongly for future growth. Service development and innovation is our third key differentiating characteristic.

During the year we reinforced our management team and capability as a UK-wide service provider. Through highly targeted marketing we are creating greater awareness of our brand and services to build top line growth. But our network coverage, points of presence, and business focus, also enabled us to rationalise our support functions and processes to generate operating efficiencies that will benefit our bottom line performance.

Our foundations are strong and in place. With national coverage, a broad product range, service innovation and quality leadership, we are strongly positioned to fulfil our promise in the UK market. These qualities attract customers and high calibre individuals to our flag. Our employees commitment, energy and enthusiasm for our vision is our enduring strength. These are the factors that provide us with confidence that the execution of our strategy will deliver long-term sustainable growth in the years ahead. My thanks go to the many employees within our Company who worked so tirelessly throughout the the year to position us for that growth. Service integration. Innovation. Quality leadership. Thus.

Bill Allan
Chief Executive

...responsiveness backed by end-to-end quality...

A National Operator

An advanced network providing voice, data and Internet connectivity to major business centres throughout the UK.


Aberdeen
Dundee
Glasgow
Edinburgh
Livingston
Newcastle
Morecambe
Leeds
Liverpool
Manchester
Warrington
Chester
Birmingham
Milton Keynes
Bristol
London
Southend
Brighton


thus
WELC
2001





Service
Innovation
Quality
Leadership







"In the past twelve months Thus has fully integrated three primary businesses, grown from regional to national and reinforced focus on the delivery of innovative products to business markets. In all of that time we have maintained our reputation for quality. It is a significant achievement."

Bill Allan, Chief Executive – Thus.





New contact centre support provisioned for bootsphoto.com, Wincanton Logistics, London Electricity and Intelligent Finance.com.



The Thus Park Royal hosting centre – supporting customers from London to Glasgow.



Network traffic throughout the UK is monitored 24 hours a day from the Thus Network Operations Centre.

Operating Review

The year was dominated by the transition of Thus from a regional to national operator, reinforcing the focus on business markets where the greatest opportunities for growth lie. The primary thrust of activity has been in the completion of our national network, the integration of our three service areas and most importantly in the development of a sales and marketing division capable of maximising the opportunities we now have.

This time of change has coincided with a transitional period within the entire industry, particularly for those companies addressing IP markets. The 'hype' surrounding all things Internet has largely dissolved and a greater degree of clarity exists for both customers and suppliers. We believe customers, who were once wholly confused by the proliferation of service providers, are now seeking relationships with companies with a track record, solid infrastructure, and a reputation for quality. As a customer focussed and service driven company Thus is now positioned to address this market with products that not only meet existing needs, but which have been designed with future requirements in mind.

New Business

Over the past twelve months we have attracted significant new business, from both blue chip corporates and SMEs.

The expansion of the network and the development of new capabilities has allowed us to expand the service we provide to many existing customers and given us the capacity to bid for and win contracts previously out of reach.

Important new contracts have included:

- network, access, Internet and support services for Sky Interactive
- wholesale switched voice services for BVL
- high speed data services for London Metropolitan Network – a partnership linking 100 of London's leading educational establishments
- voice services for Torex plc – a contract which has recently been extended nationwide
- contact centre support for bootsphoto.com, Wincanton Logistics and London Electricity
- voice, data, contact centre and Internet services for Intelligent Finance.com (a division of Halifax PLC)
- streaming web content for Channel 4's Big Brother
- voice services for GE Capital
- voice and data services for West of Scotland Water; and
- virtual Internet services for the British Fax Directory.

Many of these contracts are both innovative and combine a number of services from our expanding portfolio. Along with our unparalleled reputation for service and reliability, these are the qualities that set Thus apart. The growth in our customers is reflected in our reporting segments as follows.

Data and Telecoms

Network traffic excluding Internet dial-up increased substantially over the period – total outgoing minutes grew by 136% to 1,292 million, while incoming minutes totalled 461 million, an increase of 9.6%.

Directly connected business customers taking switched voice services grew by 14.5% to 442. Those business customers now average 50.4 lines, an increase of 5.7% – a demonstration both of the customers' own growth, and our ability to strengthen the relationship through quality and reliability. Similarly, with indirect accounts, customer numbers grew to 3,404, up 57%.

... track record, solid infrastructure, and a reputation for quality...



Citypoint – a new contact centre providing up to 500 agents.



Premium contact centre services for premium customers.

Demon

Demon – one of the most established UK Internet Service Providers and, according to The Net Magazine and Internet Magazine, still the best.

Internet
The confusion and subsequent 'shake-out' in the market is well illustrated by our Demon UK dial-up business. As we said in our prospectus we expected to 'churn' our light residential users as we changed focus to business markets. That situation is reflected in a decline in the subscriber base during the period from 207,058 to 168,718. The decline incorporates a subscriber reconciliation of 15,000 in quarter one after the implementation of a new billing platform. Average monthly usage per customer increased from 20.4 hours to 32.3 reflecting Demon's current base of high quality business users. The reinforced focus on the business market is reflected in a 37.1% growth in business subscribers during the year.

Total ingress minutes for the termination of dial-up Internet calls increased from 3.38 billion to 3.71 billion of which 56.8% were terminated on the Thus network compared with 47.5% last year. A further increase will soon be apparent as we finalise the migration of traffic to our own network after the completion of the final stages of our national network.

The fundamental changes in the Internet market are rapidly changing the traditional measures of success. Increasingly the key drivers are revenue from dedicated business access and value added hosting services, rather than ingress minutes and total subscriber numbers.

Dedicated, Internet leased lines provided to our customers increased from 1,136 to 1,731. In addition, we are now providing wholesale Internet access to four corporate customers who in turn serve approximately 243,000 individuals and businesses.

We maintain a position of strength in shared server, commercial web hosting where total customers rose 29% to 19,951 over the period.

Contact Centre Services
Our contact centre customers are now served by a total of 802 agents operating from three sites including our new Citypoint, Glasgow site opened in November this year, providing approximately 500 seats and already serving bootsphoto.com and Sega.

As well as providing industry leading stand-alone services this division allows Thus to provide a truly comprehensive service to our target market, and numerous cross marketing opportunities. Although contact centre services is a competitive market in which sales contracted in the first half, our focus on the premium end of the market, and investment in new technologies, led to a recovery in the second half. We intend to concentrate during the year on building our base of high value, high quality customers to build a sustainable platform and develop relationships that can be exploited elsewhere in the business.

Interactive
Our Interactive services division provides information and competition services to the consumer market. It performed poorly during the year, masking underlying growth in the rest of the business and diverting management attention. In line with our strategy to focus wholly on business markets we have commenced negotiations with several interested parties for the disposal of this consumer division.

Market Growth
Completion of the geographic expansion of our national network marks, what we believe, is the fastest ever provision of a national network and advanced services platform in UK telecommunications history. We have increased the fibre length of the network by 100% to 5,779 km, expanded our points of presence from 88 to 106, taking service to 20 key business centres across the country, and increased our metropolitan area networks to 15 from 8. Our traditional Scottish and London base has expanded to include major commercial centres throughout the UK including Liverpool, Chester, Manchester, Warrington, Newcastle, Birmingham, Gloucester, Bristol, Reading, Swindon, Leeds and Middlesbrough.

In a customer led initiative Thus is moving away from centrally located hosting facilities. Demand for web hosting will now be met primarily with equipment co-located within 30 buildings housing our points of presence around the UK, giving customers added visibility and access to local hosted facilities on the same secure city ring.

... building our base of high value, high quality customers ...



Compaq UK Contact Centre
6 weeks designed and built
350 highly trained professionals
8,000 calls answered every day
The benchmark for international contact centres

"Thus has been the ideal choice of outsourced contact centre provision. They have demonstrated a clear understanding of our requirements."

Angus McGeachie, General Manager, Compaq UK Contact Centre.
Compaq's first contact centre outside North America.



A network serving major business centres throughout the UK.



Local hosting centres to be provisioned giving customers added visibility and access.



Quality staff delivering quality products.

We have recently commenced a programme to upgrade our contact centre capability to enable us to successfully integrate the management of incoming contacts, whether that be via fixed or mobile telephone, email, fax, or letter. The third generation multi-skilled environment we are creating is designed to improve agent productivity, a key driver in this area of the business. bootsphoto.com is the first of our customers using these facilities and we are confident of securing further contracts now under discussion.

The reputation Thus has established for quality and reliability is due entirely to the quality of our individual employees and their ability to focus directly on customer requirements. We are continuing to attract and retain the right people to reinforce both our network reliability and customer response, but with a national network now in place, and a broader range of products, we have turned our attention to sales and marketing.

We are growing our sales team to approximately 250, with strong representation in England and Scotland, and have launched a training academy to equip all our account managers with the skills to sell across the full service portfolio.

Our focus on capturing growth and improving productivity has been enhanced with a corporate sales force now organised along geographic lines, supplemented by specialist, sector specific, teams operating across the UK. The sales force is now incentivised through a modified remuneration package designed to deliver higher margin revenues in the coming year. Complementing the corporate sales force are 200 channel partners, the majority recruited in the second half of the past year, now offering Thus products and services.

As a relatively new entrant to national markets Thus needs to build recognition both of the Company and our products. A new marketing campaign for 2002 is designed to:

- communicate Thus's core competencies to the market and provide a point of differentiation from the competition
- build a greater understanding of the Thus brand amongst the target audience
- generate leads; and
- communicate the full range and extent of the Thus portfolio.

International

To gear up for increasing volumes, we have upgraded our Internet transit and peering capabilities. To enhance quality and resilience, we have added a third STM1 link to the US and extended our network to an additional three, key US Internet Exchange points – Mae East, Mae West and Ameritech – giving our Internet services full East/West US connectivity. The international network both to the US and to Europe via Demon Netherlands, coupled with our peering agreements worldwide maintains our position as a tier 1 ISP in this competitive international network.

Product Development

In our last Annual Report we highlighted a number of products earmarked for active development during the year and designed to broaden the portfolio to ensure we remain flexible and innovative in our approach to the market. During the year we launched nine new products all of which have drawn new customers to the network.

Initial trials of ADSL services were highly successful resulting in significant customer demand but our efforts to capitalise on that demand have been frustrated by the lack of available installations allocated by BT. Though the 1,226 ADSL connections are important in themselves we have increasing evidence that this access technology also draws customers to other services in our portfolio.

Our ADSL services are sourced wholesale from BT and though the opportunity does exist to offer ADSL direct, via co-location of our equipment in BT exchanges, we are not currently pursuing this option. Due to a lack of available information, we are unable to assess the economic implications and will not be in a position to guarantee our normal high service levels.

WAP services, both content and hosting, were launched in the second half of the year. As well as providing Demon subscribers with access to email and content via their mobile phones, Thus has enabled the world's largest WAP user base by working with Sky Interactive to WAP enable the SkyDigital digital satellite television service.

In October, we announced the launch of Demon Premier Connect and Demon Premier Connect Plus, fixed subscription dial-up access services, which when combined with BT Surftime, can provide our customers with unlimited and unmetered Internet access. These services are attractive to small businesses that require reliability and a fixed cost, but who do not yet need a broadband connection.

...focus on capturing growth and improving productivity...


Big Brother for Channel 4
The biggest ever UK webcast
9 weeks round the clock access
10,000 concurrent streams
2,000,000 hits per day
"... received excellent customer service from Thus and the speed with which it had things up and running was outstanding."
Chris Short, Bazal – Big Brother production company.



New products always under development.



For the third successive year Thus supported Comic Relief by providing telephone donation hotlines and other automated telephony services.



internet watch

Funding and supporting the Internet Watch Foundation to ensure the Internet is a safe environment for all.

Channel 4's Big Brother series highlighted the power of video streaming over the Internet. The production company came to Thus to host 10,000 concurrent video streams. Since then Thus has streamed live and pre-recorded video for the BBC's dotcom series 'Attachments' and made streaming facilities available for all Internet customers.

Already one of the UK's largest web hosts Thus expanded the services offered, in February, with Demon Server Hosting. The service offers customers a dedicated server that can be administered remotely and is aimed at SMEs that have outgrown services provided by virtual hosting, and corporate customers looking for a stable, reliable and robust platform for hosting their intranets and extranets. Web design agencies that want to offer their own customers a full service of design and hosting, as well as small ISPs will also be able to take advantage of Demon Server Hosting.

With SMEs particularly in mind we have launched Demon PowerTrader, an e-commerce product that allows even inexperienced users to start trading on-line within hours. PowerTrader allows the customer to build a template driven on-line presence and can accept payment electronically, track stock, build sales and analysis reports and calculate taxes automatically.

The third quarter was marked by our launch of Managed Customer Premise Equipment (CPE). Managed CPE enables SMEs and large corporates to pass responsibility for the installation, configuration, monitoring and management of routing equipment to Thus. Future development will see CPE used in conjunction with new IP services such as IP virtual private networks and 'voice over data' which continue to be developed. The launch timetable for these pure IP services is largely dependent on third party development of interface equipment by manufacturers. Over the course of the next twelve months our prime focus will be on the further development and consolidation of the existing services in each of our markets.

Environment and Community

Thus operates in both physical and digital worlds and we are mindful of our responsibilities in both. We continue to be involved in a number of projects where we can use our experience to directly benefit the communities in which we operate.

- for the third time, Thus helped the Comic Relief campaign by providing competition lines and a contact centre – helping to raise record sums of money for disadvantaged individuals and groups worldwide
- working closely with the Apart Consultancy, Thus has developed a partnership to assist blind and partially sighted people to access the Internet through a telephone help-line. The help-line also gives advice on how to use specialist IT packages or 'access technology', and answers general Internet queries
- Thus is involved in a number of initiatives designed to educate parents and teachers about the best way to protect children from harmful content on the Internet and to reduce the prevalence of illegal material. Thus currently provides 10% of the Internet Watch Foundation's annual budget. At a higher level Thus is cooperating fully with Home Office and Scotland Yard representatives to identify illegal use of the Internet; and
- Thus provides a free helpline to support the Scottish Executive Crime Prevention Unit's Domestic Abuse Campaign.

We recognise that our operations may have an impact on the environment and aim to meet, or better, relevant legislative and regulatory environmental requirements and codes of practice. Our priorities for the forthcoming year are to seek improvements in energy management, to build on current initiatives, to reduce the impact from business travel and to review our procedures for waste management.

...Thus has enabled the world's largest WAP user base...



High speed network for higher education

Linking 3 of London's leading educational institutions

Connected to SuperJANET4, the national academic network

On-line learning, remote lectures, video conferencing, interactive tuition

"... exactly in step with the tremendous advances being made by SuperJANET4. Our future plans involve connecting London's rich array of libraries, archives and museums to our networked community."

Tim O'Shea, Chair of London Metropolitan Network Limited. A high speed network linking Bloomsbury, Kensington and the South Bank is the core of the London Metropolitan Network, a new high band-width network that will interlink with more [illegible] of the higher and further education institutions around the capital.



The results for the year ended 31 March 2001 demonstrate a strong acceleration in performance in the second half of the year as the Company's transition from a regional to a national, business focused data and telecommunications services provider began to take effect with larger scale business contracts, driving faster revenue growth and tighter control of operating costs reducing losses.

Full year sales were £233.8 million, up 8% on the previous year. Within this, second half sales grew by 25% to £129.9 million compared with the first half and by 12% year on year. Excluding the ScottishPower facilities management contract, full year sales grew 10% to £209.8 million, with second half sales up 26% to £117.1 million over the first half and up 18% year on year. Moreover, excluding sales from consumer facing operations, business service sales grew 31% to £160.1 million year on year, with second half sales up 39% to £93.0 million over the first half and by 37% year on year.

The Company's profitability for the year was, as expected, affected by our continued heavy investment in network infrastructure and service expansion with gross profit for the year falling from £89.9 million to £60.5 million. In line with this investment, EBITDA for the full year was negative £21.4 million, showing strong improvement in the second half – reducing from negative £17.3 million to negative £4.1 million.

Cash inflow from operations was £2.5 million compared with an outflow of £2.3 million in the previous year.

As this was the last year of major UK geographic expansion of the network, capital investment totalled £158.9 million, down slightly from £160.9 million in the previous year. The major investment in network expansion during the year resulted in net debt at the year-end of £167.8 million, compared with net cash of £24.5 million last year, and gearing was 37%*.

*Gearing is defined as net debt divided by net debt plus capital employed

Segmental Analysis of Turnover

Data and Telecoms

Data and telecoms demonstrated the fastest overall growth, with full year sales up 37% to £107.5 million accelerating in the second half to £65.6 million, a 57% improvement on the first half. Business service sales grew by 67% to £81.0 million, once again accelerating in the second half – up 76% to £51.7 million on first half performance.

The majority of the new corporate wins fell into the data and telecoms segment and the year saw strong growth from customers requiring national service. Total traffic over the network increased by 81% to 1.8 billion minutes.

Turnover from the ScottishPower facilities management contract fell 8% to £24.0 million.

Internet

In line with our strategy and focus on the corporate and SME markets, the Internet sales mix moved away from traditional dial up subscription and termination revenues towards more focused business oriented services, such as direct access services, virtual services, commercial web hosting, e-commerce and streaming media.

Although full year Internet sales increased 2% overall to £76.1 million, sales from business oriented services increased by 60% to £27.6 million. Second half sales from business services increased 22% to £15.1 million compared with the first half and by 87% year on year. As expected traditional dial up subscription and termination revenues fell during the year as residential customers churned to the 'free' Internet service providers. These revenues fell 16% year on year to £48.5 million.

Volume growth of SME services was strong, with leased line Internet customers up 52% year on year and commercial web hosting customers up 29%. ADSL paying customers at the year-end totalled 1,226. Demon maintained its position as the UK's largest commercial web hosting business.

Including the proportion of dial-up revenues attributable to business customers, it is estimated that 68% of full year Internet revenues were generated from business sources compared with 60% for the previous year.

...business service sales grew 31% to £160.1 million year on year...


22.7
76.1
27.5
107.5
Segmental Analysis
Turnover £m FY 01
Contaci Centre
Data and Telecoms
Interactive
Internet


161
159
10
8
100-110*
123
128
00
01
02
Capital Investment
£m
Network
Customer Connection
Other
*Estimate

Contact Centre

Contact centre sales contracted during the first half and totalled £27.5 million for the full year. However, our focus on outsourced services for premium customers, coupled with our investment in new technologies led to a sales recovery in the second half, with revenue growing 10% to £14.4 million over the first half.

Interactive

The Interactive services division, a business focussing primarily on consumer, voice telephony markets, performed poorly with sales falling 34% to £22.7 million compared with last year, reflecting increased competition from Internet based information sources in branded, sporting and weather based content and a less successful year in telephone supported competitions. After a rapid fall in first quarter sales, management stabilised the consecutive quarter on quarter performance but, as previously highlighted and in line with our strategy to focus on business markets, we are proceeding with the sale of this business.

Outlook and Financing

Assuming no material change in the current economic climate, the Board remains confident that underlying growth in business services will be maintained in this financial year. Excluding the Interactive services division, revenue growth is expected to be in excess of 20% and EBITDA positive over the year as a whole. Due to increased network operating costs, EBITDA will be negative in the first half of the current financial year, but recover in the second half as the full scale and efficiency benefits of the network flow through.

Capital expenditure has now peaked and is expected to be in the region of £100–110 million in the current year. The Company remains fully funded into the next financial year.

John Maguire
Chief Financial Officer

Non-executive Directors

Ian Russell was appointed as a Director of a predecessor company in April 1995 and as Chairman on 1 September 1997. Mr Russell was appointed Chief Executive of ScottishPower on 17 April 2001, having previously been appointed Finance Director in April 1994 and Deputy Chief Executive in November 1999. He is a member of the Institute of Chartered Accountants of Scotland, having trained with Thomson McLintock, and has held senior finance positions with Tomkins plc and HSBC.

Charles Berry was appointed as a Non-Executive Director of Thus on 15 October 1999. Mr Berry is Executive Director – UK of ScottishPower, with responsibility for ScottishPower's Generation, Energy Trading and Customer Sales & Services businesses and for regulatory matters. Having joined ScottishPower in November 1991, he was appointed to the ScottishPower Board of Directors on 1 April 1999. He was appointed Chief Executive of Manweb in 1996 and in 1998 assumed responsibility for Energy Supply. He assumed responsibility for all UK energy businesses in April 2001.

Ian Chippendale was appointed as a Non-executive Director of Thus on 15 October 1999. Mr Chippendale is Executive Chairman of Direct Line Group Limited, the direct financial services provider having previously been Chief Executive and has considerable experience in the insurance and financial services industry. Direct Line sells insurance, mortgages, loans, savings and life insurance products in the UK and has operations in Spain and Japan. Prior to joining Direct Line in 1996, Mr Chippendale was Chief Executive of Privilege Insurance from 1994 and before that he was a director of Provident Financial plc.

Michael de Kare-Silver joined the Board of Thus as a Non-executive Director in September 2000. Mr de Kare-Silver is currently Head of e-Business Development Services at PA Consulting Group and prior to that was Group e-commerce Director at Great Universal Stores Plc (GUS). Prior to joining GUS, Mr de Kare-Silver was Senior Partner of the UK strategy consulting firm, the Kalchas Group. The Kalchas Group was acquired by Computer Sciences Corp. in September 1997 where Mr de Kare-Silver served as a Vice President and a member of the European Management Committee for two years before joining GUS. Mr de Kare-Silver was also a Non-executive Director of Flying Brands Limited until 18 September 2000. Mr de Kare-Silver is also the author of e-commerce books 'e-shock' and 'e-shock 2000', which have sold all over the world, and have topped the Amazon business best seller list. He is also visiting Professor at Middlesex University Business School of Computing Sciences.

Jo Connell joined the Board of Thus as a Non-Executive Director in January 2001. Mrs Connell is Managing Director of Xansa plc, formerly named FI Group plc and has a wide range of IT knowledge and experience, gained from 30 years in the industry. She joined FI Group in 1977 after 5 years at CMG and an early career with Mars. She became a member of the FI Group Board in 1991 and was subsequently appointed Chief Operating Officer in July 1997, with responsibility for managing FI Group's core outsourcing business, prior to being appointed Group Managing Director in November 1999. Mrs Connell is also a Director of First Banking Systems Limited, FI Group's joint venture with Bank of Scotland and a governor of the University of Hertfordshire.

Roy Brown was appointed as a Non-executive Director of Thus in January 2001 and is President of Unilever's European Foods and Beverages division. Mr Brown joined Unilever in 1974, initially working in the speciality chemicals business, before moving into marketing and general management roles. He has been a main Board Director of Unilever for the past eight years and is currently responsible for a division operating in 15 European countries with a turnover of £5 billion. Prior to his current role he was Regional Director of Unilever's Africa, Middle East, Central and Eastern Europe division. Mr Brown is also a Non-executive Director of GKN Plc.

David Nish joined ScottishPower in September 1997 as Deputy Finance Director and was appointed to the Board as Finance Director in December 1999. In this capacity, he also has responsibility at Board level for performance measurement and information systems. On 23 May 2001 he will be appointed a Non-executive director of Thus. Prior to joining ScottishPower, he was a partner with Price Waterhouse. He is a member of the Institute of Chartered Accountants of Scotland and of its Qualifications Board, a Non-executive director of Scottish Knowledge plc and a Member of the Scottish Council of the CBI.

Executive Directors

William Allan is Chief Executive of Thus. He joined a predecessor company in December 1998 as Chief Operating Officer and was appointed Managing Director in February 1999. Mr Allan has more than 25 years' experience in the telecommunications industry. In 1997, Mr Allan was appointed Chief Executive of Cable & Wireless Regional Businesses. He was a Director on the boards of Telecommunications of Jamaica, Entel Panama, the Barbados Telephone Company, and the Barbados External Telecommunications Company. Between 1995 and 1997, Mr Allan was Regional Director for Cable & Wireless North East Asia Region, President and Representative Director of Cable & Wireless Japan, and Chairman of Cable & Wireless Communications Services Limited (Japan). He was also a Director on the boards of International Digital Communications (IDC Japan), Sakhalin Electrosvyaz, Sakhalin Telecom, Sakhalin Telecom Mobile and Nakhodka Telecom.

Philip Male is Director of Operations. He joined a predecessor company originally as Technical Director of Demon Internet Limited in October 1997. Mr Male has previous experience as Technical Director of Computer Newspaper Services and PA Data Design, part of the Press Association Group, and has held the positions of Head of Research and Development and, prior to joining Demon, Director of Strategic Research with the Press Association Group. With advanced knowledge of data networking technologies, programming languages and operating systems, Mr Male has significant technical experience and expertise. He has been involved in the development of Internet services in the UK since 1990 having run the development teams behind many of the UK's leading web sites.

John Maguire a Chartered Accountant, joined the Company as Chief Financial Officer in December 2000. Prior to joining Thus, Mr Maguire was Vice President Finance (Japan and Asia) for Cable & Wireless Global. This included leading the finance team in C&W IDC, Japan's second largest international carrier. Mr Maguire has extensive financial and international telecommunications experience, having held a number of other key financial positions within the Cable & Wireless group since 1991, including that of Regional Finance Director, C&W Asia Pacific, based in Singapore.

Jim Reid joined the Board of the Company in April 2001 as Executive Director, Sales and Marketing, taking responsibility at board level for all of the Company's sales and marketing activities. Mr Reid previously held senior roles in the telecommunications, IT, Internet and retail financial services sectors. He joined the Company from Trinity Horne Consulting, a specialist Management Consultancy practice, where he was Business Development Director. He previously held the position of Director of Customer Services at ntl, where he was responsible for all consumer customer interface functions supporting four million customers. Prior to ntl, Mr Reid was Director of Customer Services for Alliance & Leicester plc, responsible for all customer services and account development functions within the bank. He has also held several other senior sales and marketing roles at Mercury Communications, IBM and Powerhouse Communications.

Audit Committee
Ian Chippendale, Chairman
Charles Berry
Jo Connell

Remuneration Committee
Michael de Kare-Silver, Chairman
Ian Chippendale
Jo Connell

Nomination Committee
Ian Russell, Chairman
William Allan
Ian Chippendale


thus
Ian Russell
Charles Berry
Michael de Kare-Silver
Roy Brown
David Nish
William Allan
Jim Reid

Directors' Report

The Directors are pleased to present their second Annual Report, together with the audited Accounts, for the year ended 31 March 2001.

Activities

The Company is a leading provider of Internet services, interactive services, a significant provider of contact centre services and also provides a wide range of data and telecoms services in the United Kingdom. It also provides Internet services in the Netherlands.

Results and Dividend

The retained loss for the year amounted to £68.1 million (2000: £2.6 million), details of which are set out in the Group Profit and Loss Account on page 29.

The Company has not declared or paid a dividend on its share capital (2000: £Nil). The Company intends to retain future earnings to expand the growth and development of its business including the continuing roll-out of its network and other potential investments. Accordingly, it does not anticipate paying dividends in the foreseeable future other than in relation to entitlements under the Participating Preference Shares currently held by its majority shareholder, Scottish Power UK plc.

As at 31 March 2001, the Company's authorised and issued share capital (all of which was fully paid or credited as fully paid) was as follows:

	Issued		Authorised	
	£	Number	£	Number
Ordinary Shares	17,637,097	705,483,871	17,637,097	705,483,871
Participating Preference Shares	25,000,000	25,000,000	30,000,000	30,000,000
Total	42,637,097	730,483,871	47,637,097	735,483,871

Relationship with ScottishPower

ScottishPower is the Company's controlling shareholder for the purposes of the Listing Rules of the Financial Services Authority.

On 9 November 1999, the Company and ScottishPower entered into a Relationship Agreement under which they agreed that all transactions and relationships between any member of the ScottishPower group and the Company must be at arm's length and on a normal commercial basis. These principles are reflected in various agreements entered into between the Company and ScottishPower between 30 September 1999 and 10 November 1999 and which relate to the Company's continued use of certain assets and resources of ScottishPower, the Company's continued provision of services to ScottishPower, ScottishPower's continued provision of services to the Company and ScottishPower's continued role as the Company's controlling shareholder.

Environmental Policy

The Company recognises that its operations may have an impact on the environment. It continues to aim to meet, or better, relevant legislative and regulatory environmental requirements and codes of practice.

In addition, as a leading company, which embraces the opportunities provided by a new era of communications, it believes that the provision of quality communications and integrated solutions to its customers can provide environmental benefits. To this end, the Company is committed to developing a Management System framework, which will foster and sustain a green culture.

The Company has recently undertaken a review of its policy and key procedures with the support of a leading environmental consultancy and plans to undertake preliminary auditing in a key area of the business. The strategy for the way forward will be based on BS EN ISO 14004: Environmental Management Systems: General guidelines on principles, systems and supporting techniques (although certification is not planned at present). The Company's plan to achieve this will give priority to the following aspects:

- Improving awareness of environmental management throughout the Company;
- Seeking improvements in energy management;
- Building on initiatives to reduce the impact from business travel;
- Reviewing and improving procedures for waste management; and
- Building on and developing procedures for supplier chain management.

The Company will develop indicators and measures to indicate progress and seek opportunities to benchmark its performance.

Environmental management highlights in the last year have included:

- Customised design and building of a facility in a canal heritage environment to exacting local requirements;
- The commencement of a major programme to introduce or upgrade video-conferencing and tele-conferencing facilities at all major sites. This is expected to have a beneficial environmental impact on business travel particularly by air;
- Increased use of hotdesking and the planned introduction of homeworking; and
- Improved specification for new plant e.g. air conditioning units and oil storage for generators.

Board of Directors

The names and details of the Directors of the Company are shown on page 16.

Gerard McAloon resigned as a Director on 13 July 2000 and Jonathan Solomon ceased to be a Director on his death on 21 May 2000. Michael de Kare-Silver was appointed a Director on 22 September 2000, as was John Maguire on 18 December 2000. Jo Connell and Roy Brown were appointed Directors on 1 January 2001 and 4 January 2001 respectively. James Reid was appointed a Director on 2 April 2001. With effect from 23 May 2001, Ian Russell, following his appointment as Chief Executive of ScottishPower in April 2001, resigns as Chairman and as a Non-executive Director of the Company. Charles Berry will assume the role of Chairman on 23 May 2001 and David Nish has accepted an appointment to act as a Non-executive Director with effect from the same date.

In accordance with the Articles of Association, John Maguire, Michael de Kare-Silver, Jo Connell, Roy Brown, James Reid and David Nish are required to retire from office at the Annual General Meeting being the first opportunity for the shareholders to elect them after their appointment. These Directors, being eligible, offer themselves for election. Charles Berry is also required to retire from office at this time in accordance with the Articles, and being eligible offers himself for re-election.

William Allan, John Maguire, Philip Male and James Reid have service contracts terminable by the Company, or the individual, on one year's notice.

Directors' Interests

Details of the Directors' service contracts and remuneration are set out in the Report of the Board on Remuneration on page 24 and in Note 32 to the Accounts on pages 56 to 58. Other than as disclosed therein, none of the Directors had a material interest in any contract of significance with the Company and its subsidiaries during or at the end of the financial year except that Ian Russell and Charles Berry, who are Directors also of ScottishPower, are to be regarded as having an interest in the related party agreements and transactions between the Company and ScottishPower referred to in Note 30 to the Accounts on pages 51 to 53.

The Directors' interests, all beneficial, in the ordinary shares of the Company at the year end, including options under the Company's Employee Sharesave, Executive Share Option, Profit Sharing and Thus plc Discretionary Share Option Scheme (2000) schemes and awards under the Performance Unit Equity Plan (PUEP) are shown in the table on the following page.

Directors' interests in shares and share options	Ordinary Shares	PUEP	Employee Sharesave Scheme	Executive Share Option Scheme	Thus plc Profit Sharing Scheme	Thus plc Discretionary Share Option Scheme (2000)
Ian Russell	10,000	–	–	–	–	–
William Allan	54,528	252,982	–	234,662	80	–
John Maguire (appointed 18 Dec 2000)	–	–	–	–	–	1,000,000
Philip Male	27,369	133,932	2,136	184,049	80	–
Charles Berry	1,000	–	–	–	–	–
Ian Chippendale	23,225	–	–	–	–	–
Michael de Kare-Silver (appointed 22 Sep 2000)	5,000	–	–	–	–	–
Jo Connell (appointed 1 Jan 2001)	17,000	–	–	–	–	–
Roy Brown (appointed 4 Jan 2001)	–	–	–	–	–	–

Full details of their interests in the ordinary share capital of the Company are contained in Note 32 to the Accounts on pages 56 to 58.

Philip Male, throughout the financial year and at the year end, held options to acquire 886 ScottishPower shares under the ScottishPower Sharesave Scheme.

The interests of Ian Russell and Charles Berry in the shares of Scottish Power plc are disclosed in the 2000–2001 Annual Report and Accounts of Scottish Power plc.

In addition to the interests shown above William Allan, John Maguire and Philip Male, as Executive Directors, are to be regarded as having an interest, as trustees, in 19,879,000 ordinary shares held in trust to satisfy entitlements under the Performance Unit Equity Plan (PUEP), the UK and Overseas Profit Sharing Schemes, the Employee Sharesave Scheme, the Executive Share Option Scheme, the Thus plc Discretionary Share Option Scheme (2000), and the excess shares held in trust.

Directors' and Officers' Liability Insurance

The Company maintains liability insurance for the Directors and officers of the Company and its subsidiaries under group insurance arrangements maintained by ScottishPower.

Share Options

During the year, options were granted to 353 employees under the Company's Executive Share Option Scheme and the Thus plc Discretionary Share Option Scheme (2000), which are subject to the achievement of specified performance criteria and, under the Thus plc Discretionary Share Option Scheme (2000), options over 2,000 ordinary shares to each of 2,676 employees, which are not subject to such criteria.

Details are contained in Note 31 to the Accounts on pages 54 to 55.

Substantial Shareholding

As at 30 April 2001, the Company has been notified that Scottish Power UK plc held 353,396,513 ordinary shares representing 50.09% of the issued ordinary share capital. The Company has not been notified of any other holding of ordinary shares representing 3% or more of the issued share capital.

Employees

Values

In order to support achievement of the Company's objectives the Company has adopted and actively supports the following corporate values:

- Focus on growth;
- Keep customer satisfaction foremost in all that we do;
- Act with boldness, simplicity and speed;
- Demonstrate integrity, professionalism and accountability;
- Encourage, value and reward superior performance;
- Behave as a team with one voice and collective responsibility; and
- Respect for the individual.

These values are built into recruitment, development and performance management processes and underpin the performance related culture of the organisation.

Employee Involvement

The Company has employee consultation and communication arrangements to encourage the involvement and interest of employees in the Company and to develop an awareness of its business plans and objectives. Company wide and local employee forums provide for regular discussions between management and employee representatives and the opportunity to involve staff in the development and roll-out of appropriate employee initiatives. The Company also utilises its intranet site to update staff on business activities and to facilitate two way communication between employees and directors including real time question and answer sessions.

Training and Development

The Company recognises that its success depends on the continued investment in training and development. Training and development needs are identified and monitored using the performance management process. Over the past year, over 120 managers have attended the Connect Management Development Programme and team managers have begun to attend development centres in order to tailor the resultant training. In addition, centres of Open Learning enable staff to access learning from their own PC and gives them access to over 1,000 high quality management, technical and business courses. Induction, coaching and mentoring are used at all levels of the organisation to encourage collaborative learning.

Equal Opportunity
The Company believes in the importance of, and actively promotes, equality of opportunity in recruitment, training and career development.

To support its equal opportunities policy, specific policies and guidelines have been introduced covering people with disabilities, sex and race discrimination and harassment, all of which are backed up with guidance and support for managers and employees.

Health and Safety
The Company recognises in its health and safety policy that a high standard of health and safety performance is integral to its corporate values and will contribute to business performance. The Company remains committed to undertaking its business activities in a way which minimises health and safety risks to its employees, contractors, customers and members of the public.

The Company's Health and Safety management system is being developed against the principles set out in the Health and Safety Executive publication HS(G)65: Successful Health and Safety Management. While the Company has not been subject to any enforcement action in the last year, and its injury frequency rates have remained very low, the Company's commitment to continuous improvement in health and safety management remains undiminished.

Over the last year the Company has:

- Audited its management system using the Royal Society for the Prevention of Accidents' Quality Safety Auditing;
- Introduced a revised methodology for Risk Assessment and is rolling this out across the Company supported by an extensive in-house training programme; and
- Introduced a revised incident reporting procedure designed to encourage the reporting of 'near hit/miss'.

The plans for next year include:

- The development of a revised process and structure to improve arrangements for staff consultation;
- Continued roll-out of revised Risk Assessment;
- A planned Active Monitoring programme, which will provide information to local and senior management by systematically sampling the Company's activities and sites;
- Providing awareness and training for all levels of staff but particularly senior management; and
- Further auditing using the Royal Society for the Prevention of Accidents' QSA system.

Charitable and Political Donations
During the financial year the Company made no donations for charitable or political purposes.

Creditor Payment Policy and Practice
The Group's current policy and practice concerning the payment of the majority of its trade creditors is to follow the Better Payment Practice Code. Copies are available upon request from the Company Secretary. For other suppliers, the Group's policy and practice is to settle terms of payment when agreeing the terms of the transaction, to include the terms in contracts, and to pay in accordance with its contractual and legal obligations. The Group's "creditor days" at 31 March 2001 were 29 days.

Auditors
A resolution to re-appoint PricewaterhouseCoopers as auditors to the Company will be proposed at the Annual General Meeting.

Annual General Meeting
The Annual General Meeting will be held at The Thistle Hotel, 36 Cambridge Street, Glasgow, G2 3HN on Wednesday 11 July 2001 at 11.00 a.m. Details of the resolutions to be proposed at the Annual General Meeting are contained in the Notice of Annual General Meeting on pages 61 and 62.

By Order of the Board

David Macleod
Secretary

30 April 2001

Corporate Governance Report

The Company is committed to high standards of corporate governance and supports the Principles of Good Governance and the Code of Best Practice (the Combined Code). The following describes how the principles of corporate governance are applied in the Company and reports the Company's compliance with the provisions of the Combined Code.

Board of Directors

At the year end, the Board comprised three Executive and six Non-executive Directors (including a Non-executive Chairman). A fourth Executive Director was appointed on 2 April 2001, James Reid, Executive Director, Sales and Marketing. With effect from 23 May 2001, Ian Russell, following his appointment in April as Chief Executive of Scottish Power plc, resigns as Chairman and as a Non-executive Director. Charles Berry assumes the position of Chairman on 23 May 2001 and David Nish will be appointed as a Non-executive Director with effect from the same date. Two of the Non-executive Directors, namely the Chairman and one other, have been appointed by Scottish Power plc, the Company's principal shareholder, in accordance with the terms of the relationship agreement to which the Company and ScottishPower are parties. The remaining four Non-executive Directors are considered by the Board to be independent and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. Three of the four Non-executive Directors were appointed during the year and they are Michael de Kare-Silver, Roy Brown and Jo Connell. Ian Chippendale has been identified as the senior independent Non-executive Director. During the course of the year, there was a brief period when the Company did not have the proper minimum number of independent Non-executive Directors. This was due to the resignation of Lord Mackay on his appointment as a High Court Judge in Scotland and the death of Jonathan Solomon. However, the subsequent appointment of the three new Non-executive Directors has addressed this deficiency. There is a well-established division of authority and responsibility between the Non-executive Chairman and the Chief Executive.

In accordance with the Articles of Association, John Maguire, Michael de Kare-Silver, Jo Connell, Roy Brown, James Reid and David Nish are required to retire from office at the Annual General Meeting being the first opportunity for the shareholders to elect them after their appointment. Those Directors being eligible, offer themselves for election. One further Director is required to retire in accordance with the Articles of Association's provisions on retirement by rotation and therefore Charles Berry will retire from office at this time, and being eligible, offers himself for re-election. The Combined Code recommends that all Directors should be subject to re-election by the shareholders at regular intervals and at least every three years and this recommendation was adopted in the Articles of Association.

Details of Directors' remuneration are contained in Note 32 to the Accounts on page 56 to 58 and the Company's remuneration policy and the principles under which it has been formulated and applied are described in the Report of the Board on Remuneration as set out on page 24.

The Board recognises that it is responsible for the Company's system of internal control and for reviewing its effectiveness. Such a system can only provide reasonable assurance and not absolute assurance against material misstatement or loss, as it is designed to manage rather than eliminate the risk of failure to achieve the business objectives.

The Board meets monthly and has a schedule of matters concerning key aspects of the Company's activities which are specifically referred to it for its collective decision, principally relating to the strategy, direction and financial performance of the Company. All Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that all Board procedures are observed. Any Director wishing to do so, in furtherance of his duties, may take independent professional advice at the Company's expense.

Board Committees

The Board has three principal standing committees: the Audit Committee, Nomination Committee and Remuneration Committee. The composition, purpose and function of these committees are described below.

Audit Committee

The Audit Committee is comprised of three Non-executive Directors and is chaired by Ian Chippendale. It meets quarterly, has written terms of reference and its remit is to review the annual and interim Accounts and the appropriateness of accounting policies, to review internal controls and financial reporting, and to make recommendations on these matters to the Board. It also considers the appointment and fees of the external and internal auditors, reviews the internal audit plan and resulting reports and discusses the action taken on problem areas identified by Board members or in the internal and external audit reports.

The Chairman of the Audit Committee reports the outcome of the Audit Committee meetings to the Board and the Board receives the minutes of all Audit Committee meetings.

Nomination Committee

The Nomination Committee is chaired by the Company's Non-executive Chairman with, as members of the Commitee, the Chief Executive and one independent Non-executive Director. It has written terms of reference and its remit is to consider and make recommendations to the Board on the appointment of Directors, having regard to the overall balance and composition of the Board, and to review and advise upon issues of succession planning.

Remuneration Committee

The Remuneration Committee is comprised exclusively of three independent Non-executive Directors, is chaired by Michael de Kare-Silver and meets regularly. The remit is to assess the performance of the Executive Directors and to consider and make recommendations to the Board on remuneration policy for Executive Directors and senior managers. The Committee is committed to the provisions of the Combined Code and seeks to design policies which will attract, retain and motivate Executive Directors and senior managers of the required calibre.

The Committee also has responsibility for reviewing the operation of the Company's bonus and incentive schemes.

The Chairman of the Remuneration Committee reports the outcome of the Committee meetings to the Board and the Board receives the minutes of all Remuneration Committee meetings.

The Report of the Board on Remuneration for the year is set out on page 24.

Internal Control

The Board has adopted an approach, which is in line with the guidance issued by the London Stock Exchange, in establishing the Company's internal control procedures and policies. The Combined Code introduced a requirement that the effectiveness of the system of internal control, including financial, operation, compliance and risk management, is reviewed by the Directors. In addition, the Internal Control: Guidance for Directors on the Combined Code (the Turnbull Report) published in September 1999, provides guidance to directors in respect of this requirement.

The Board can confirm that at the year-end it has the necessary procedures and policies to fully comply with the requirements of the Turnbull Report. This has been an evolutionary process and it was predicted in last year's report that this would be established by the middle of the financial year. Significant progress had been made at that time and it was agreed that further work was, however, required to ensure the procedures were satisfactorily embedded. This further work has taken place resulting in full compliance at the financial year-end. The approach established seeks to identify the nature and extent of the key types of risk, evaluate their seriousness and likelihood of materialising and consider the effectiveness of the controls in place. The approach also considers the benefits of such controls, in relation to costs incurred.

Control Environment

The Company is committed to ensuring an appropriate control environment exists, which will not slow growth or stifle innovation.

The organisational structure is defined and communicated and individual objectives and authority levels are identified.

Each Executive Director has been given responsibility for specific aspects of the Company's business. The Management Board is the key decision making body at Executive level in the Company and is chaired by the Chief Executive.

It meets monthly in advance of the Thus plc main Board and focuses on business plan implementation, strategy, competitive positioning, policy and customers. Reporting to the Management Board are the following performance management groups which meet weekly, focusing on the implementation of this year's annual budget.

Performance Reviews, chaired by the Chief Financial Officer, to review operational performance by line of business throughout the Company, and improve forecasting and budgeting on an ongoing basis.

Capital Planning and Programme Management, chaired by the Projects Director to track capital investment, major bids, facilities and major project implementation.

Operations Management, chaired by the Operations Director to manage the day-to-day operations of the business and linkages to sales, billing and provisioning.

Identification and Assessment of Business Risk and Evaluation of Controls

The Company's risk management framework has continued to develop during the year. Risk Assessments have been carried out on all key processes and quarterly reviews are carried out, by the Corporate Risk Group, to ensure this is a continuous process which is embedded into the business. The Risk Assessments cover all aspects of business risk such as financial, operational, strategic, compliance and business continuity risk.

The key sources of assurance over business risk have been integrated into the Corporate Risk Group which ensures a co-ordinated and consistent approach to the management of risk and advises and supports management to enable ownership of risk management to sit within the business.

A training programme was conducted to give key staff across the business the skills that will enhance their ability to identify and manage risk. Further training will be delivered at regular intervals to ensure that new staff joining the Company understand the risk management framework.

Monitoring

The quarterly reviews of the risk registers produce an assessment of residual risk, by process, across the business (the "corporate risk map") which is presented to the Audit Committee each quarter.

Effectiveness of internal control is audited and assessed by the internal audit function under the direction of the Head of Corporate Risk.

The operation of the Company's health and safety management system is audited by the Safety Health & Environment team to assess whether the health and safety risks are being appropriately controlled.

The Board carries out an annual review of the effectiveness of the system of internal control and risk management processes.

Directors' Responsibility for the Accounts

The Directors are required by law to prepare Accounts for each financial year and to present them annually to the Company's members at the Annual General Meeting. The Accounts, of which the form and content are prescribed by the Companies Act 1985 and applicable accounting standards, must give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year, and of the Group's profit or loss for the period.

The Directors consider that, in preparing the Accounts:

- suitable accounting policies have been used and applied consistently;
- reasonable and prudent judgements and estimates have been made;
- applicable accounting standards have been followed; and
- it was appropriate to prepare the Accounts on the going concern basis.

The Directors are responsible for maintaining proper accounting records and sufficient internal controls to safeguard the assets of the Company and of the Group and for taking reasonable steps to prevent and detect fraud or any other irregularities.

Auditors' Responsibilities

The Company's registered auditors, PricewaterhouseCoopers, are responsible for forming an independent opinion on the Accounts of the Group as presented by the Directors, and for reporting their opinion to the Company's members. The report of the auditors to the members of Thus plc is set out on page 25.

Report of the Board on Remuneration

The Remuneration Committee is chaired by Michael de Kare-Silver who was appointed to the post on 22 November 2000. The Committee consists exclusively of independent Non-executive Directors of the Company. Michael de Kare-Silver is assisted by Ian Chippendale and by Jo Connell who was appointed to the Committee with effect from 1 January 2001. Following the death of the previous Remuneration Committee Chairman, the Company operated for part of the year without a fully constituted Remuneration Committee.

Remuneration Policy
In determining the Company's broad policy for executive remuneration, and in particular the remuneration package for each of the Executive Directors, the Committee aims to provide remuneration which is competitive and appropriate in the markets in which the Company operates and which ensures the right rewards are provided to motivate, incentivise and retain the senior executives of the Company. In particular, the Committee aims to provide a remuneration structure that:

- encourages superior short and long-term performance;
- maximises long-term shareholder value;
- encourages Executives to more closely align their interests with those of shareholders by building up significant shareholdings in the Company; and
- is competitive with other telecommunications companies operating in the UK.

When appropriate, the Committee invites the views of the Chief Executive and the Director of Human Resources as well as commissioning reports from expert remuneration consultants.

Salaries and benefits

Base Salary
The Committee sets the base salary for each Executive Director by reference to individual performance and to external market information prepared by expert remuneration consultants. Following an adjustment to Executive Directors' salaries in April 2000, which brought those salaries to a competitive position, no further adjustments were made during the year and no salary increases have been proposed for the year 2001/02. In addition, despite the best endeavours of all employees, the Remuneration Committee felt it inappropriate to pay bonuses to the Executive Directors for the year 2000/01 in the light of Company performance during that period.

Annual Bonus
Executive Directors and senior executives participate in the Company's annual bonus plan. The scheme focuses on corporate and business performance and provides a maximum total payment of 70% of salary in respect of the Executive Directors and 50% of salary for senior executives. 40% of these amounts are paid for business performance in line with expectations, with payments above these amounts being reserved for exceptional business performance.

Long Term Incentives
The Company operates an executive share option scheme known as the Thus plc Discretionary Share Option Scheme (2000), under which market value options may be granted. Grants were made during the year at the discretion of the Committee to certain Executive Directors and employees. These options will generally only become exercisable if very demanding performance targets are met (based on total shareholder return).

No invitation was made under the savings-related share option scheme (pursuant to which options can be granted on an all employee basis). Instead a grant to each member of staff (excluding Executive Directors) of 2,000 share options was made under the discretionary scheme during the financial year.

Pension and Other Benefits
The Executive Directors, and other senior management of the Company, are provided with pension benefits through ScottishPower. Normal retirement age is 63 and pensionable salary is defined as base salary in the 12 months prior to leaving the Company.

Executive Directors are eligible for a range of benefits on which they are assessed for tax. These include the provision of a company car, fuel, and private medical provision. Senior executives are also eligible for these benefits.

Service Contracts
The Executive Directors have service contracts that are terminable on one year's notice by either the individual or the Company.

Remuneration Policy for Non-executive Directors
Each Non-executive Director has been appointed for a term of three years terminable at the request of the Board of the Company. The remuneration of Non-executive Directors is determined by the Board and consists of fees for their services. Mr Russell and Mr Berry, being Directors of ScottishPower, receive no remuneration from the Company for their services. Full details of the remuneration of the Directors are contained in Note 32 to the Accounts on pages 56 to 58.

Independent Auditors' Report to the Members of Thus plc

We have audited the Accounts on pages 26 to 59.

Respective Responsibilities of Directors and Auditors
The Directors are responsible for preparing the Annual Report. As described on page 23, this includes responsibility for preparing the Accounts in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and our profession's ethical guidance.

We report to you our opinion as to whether the Accounts give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act. We also report to you if, in our opinion, the Directors' Report is not consistent with the Accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts.

We review whether the statement on pages 22 to 23 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of Audit Opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

Opinion
In our opinion the Accounts give a true and fair view of the state of affairs of the Company and the Group at 31 March 2001 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Glasgow
30 April 2001

(i) The maintenance and integrity of the Thus plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(ii) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Accounting Policies and Definitions

Turnover Definitions

The Group's turnover comprises revenues from Internet services, interactive services, data and telecom services and contact centre services, each of which are defined as follows:

Internet Services
Revenues from Internet services comprise monthly access fees paid by Internet dial up subscribers, ingress receipts, revenue from business access services (including the provision of leased lines, web design and e-commerce services) and revenues from wholesale Internet services provided to Virtual Internet Service Providers.

Interactive Services
Revenue from interactive services comprise the Group's share of premium rate call charges.

Data and Telecom Services
Revenues are derived from the provision of switched services, capacity and data services and facility management services.

Contact Centre Services
Revenues represent the provision of outsourced contact centres, telemarketing, systems integration and consulting services.

Cost Definitions

The Group's costs comprise of cost of sales, selling and distribution and administration costs.

Cost of Sales
Cost of sales consists of interconnect costs and payments to other Public Telecommunications Operators (PTO's), network costs and depreciation, interactive royalties and related costs and contact centre costs.

Selling and Distribution Costs
Selling and distribution costs comprise expenditure on marketing, advertising and promotions, together with the salaries and associated costs of the sales and marketing function.

Administration Expenses
Administration expenses comprise expenditure on customer services, human resources, information technology, legal and regulatory compliance and non-operational property together with depreciation of non-network assets and costs recharged from ScottishPower for central administrative services.

Other Definitions

Company (or Thus)
Thus plc

ScottishTelecom Businesses
The businesses acquired by the Company on 30 September 1999 together with SOL.

SOL
Scotland On-Line Limited

Group
Thus plc and its subsidiaries and, for the periods prior to 30 September 1999, the ScottishTelecom Businesses.

Subsidiary Undertakings
Entities in which the Company holds a long term controlling interest.

ScottishPower
Scottish Power UK plc and its subsidiaries.

ScottishPower Facilities Management Contract
The Strategic Network Facilities Management Agreement and Operational Systems Facilities Management Agreement as detailed in Note 30 on page 51.

Basis of Preparation
The Accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards in the UK and with the requirements of the Companies Act 1985.

The Company was incorporated on 19 January 1999, and owns the Internet services, interactive services, data and telecom services and contact centre services businesses previously owned by certain wholly owned subsidiaries of ScottishPower. These businesses, hereinafter described as "the ScottishTelecom Businesses" were acquired on 30 September 1999, together with ScottishPower's 50% shareholding in SOL. The consideration for the acquisitions was satisfied in shares.

In accordance with the group reconstruction provisions of Financial Reporting Standard No. 6, the consideration was recorded as the book value of the assets and liabilities acquired and the acquisitions of the ScottishTelecom Businesses and the 50% shareholding in SOL have been accounted for on the basis of merger accounting principles.

Consequently, although the Company was not incorporated until 19 January 1999, the acquisition of the ScottishTelecom Businesses and the 50% shareholding in SOL did not take place until 30 September 1999, the Accounts are presented as if the ScottishTelecom Businesses, SOL and the Company have always been part of the same Group.

The comparative consolidated profit and loss account for the year ended 31 March 2000 therefore reflects the trading results of the Company for the six month period from 1 October 1999, being the date the Company commenced trading to 31 March 2000, the trading results of the businesses which were acquired by the Company from ScottishPower for the six month period from 1 April 1999 to 30 September 1999 and the trading results of subsidiaries for the year ended 31 March 2000.

The former interest of the relevant ScottishPower subsidiaries in the businesses acquired by the Company was accounted for as part of the ScottishPower loan account balance within creditors. All profits and losses generated by these businesses prior to their acquisition by the Company on 30 September 1999 were transferred to the ScottishPower loan account balance.

A summary of the more important Group accounting policies is set out below:

Basis of Consolidation
The Group Accounts include the Accounts of the Company and its subsidiary undertakings.

Turnover
Turnover, which excludes Value Added Tax, represents the value of goods and services supplied to customers during the year.

Interest
All interest payable and receivable is reflected in the profit and loss account as it accrues.

Taxation
The credit for taxation is based on the results for the year and takes into account taxation deferred, using the liability method, in respect of timing differences only to the extent that it is probable that a liability will crystallise in the foreseeable future. Such timing differences arise primarily from the differing treatment for taxation and accounting purposes of provisions and of depreciation of fixed assets.

Accounting Policies and Definitions continued

Intangible Fixed Assets

Licence fees are capitalised at cost, less provision for any impairment in value, and amortised over the remaining licence period once the relevant network to which a licence relates becomes operational and a service is launched to the public.

Costs associated with the development of new products or services are capitalised and amortised over the anticipated life of the new product or service once this is launched to the public.

Tangible Fixed Assets

Tangible fixed assets are stated at cost, less provision for any impairment in value, and are depreciated on the straight line method over their estimated operational lives. Tangible fixed assets include capitalised employee costs and other costs which are directly attributable to the construction of fixed assets. The main depreciation periods used are as set out below:

	Years
Land and buildings	
Alterations to leasehold premises	Over lease period or useful life if shorter
Buildings: Equipment accommodation modules	10
Plant and equipment	
Underground network	40
Fibre optic cable	20
Electronics, customers' systems and base stations	10
Customer connections	5
Tools	4
Other	
Furniture and fittings	10
Vehicles	4
Computers and related software	3 to 5

Investments

Investments in subsidiary undertakings are stated in the balance sheet of the parent Company at cost less provision for any impairment in value.

Own Shares Held Under Trust

Shares in the Company purchased for employee share options are held under trust and are recorded within Investments in the balance sheet at cost.

Stocks

Stocks and work in progress are valued at the lower of cost and net realisable value.

Finance and Operating Leases

Assets leased by the Group under finance leases are capitalised and depreciated in line with the Group's depreciation policy. The interest element of the finance lease repayments is charged to the profit and loss account in proportion to the balance of the capital repayments outstanding. Rentals payable under operating leases are charged to the profit and loss account as incurred. Rent free periods received by the Group, at the inception of new operating leases for properties, are recognised in the profit and loss account over the period of the lease or, if shorter than the full lease term, over the period to the renew date at which the rent is first expected to be adjusted to the prevailing market rate.

Foreign Currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Any gain or loss arising on the restatement of such balances is taken to the profit and loss account. The Accounts of the overseas entity and branch are translated at the rate of exchange ruling at the balance sheet date. The exchange difference arising on the retranslation of opening net assets is taken directly to reserves.

Financial Instruments

The Group enters into forward contracts for the purchase of tangible fixed assets denominated in a foreign currency in order to manage its exposure to fluctuations in currency rates. Gains and losses on foreign currency hedges are deferred and recognised as an adjustment to the carrying amount of the tangible fixed assets when the hedged transaction occurs.

Pensions

The Group participates in Group pension arrangements, consisting of both defined benefit and defined contribution schemes, operated by the ScottishPower Group. Contributions and pension costs for the defined benefit arrangements are based on pension costs across the ScottishPower Group as a whole. Pension costs are accounted for on the basis of charging the expected cost of providing pensions over the period during which the Company benefits from the employees' services. The effects of variations from regular costs are spread over the expected remaining working lifetime of members of the scheme after making suitable allowances for future withdrawals. Payments to the defined contribution schemes are charged against profit as incurred.

For a minority of employees the Company pays varying levels of contributions to personal pension schemes. The costs are charged against profit as incurred.

Government Grants

Government grants are treated as deferred income and are released to the profit and loss account over the estimated operational lives of the related assets.

Group Profit and Loss Account

for the year ended 31 March 2001

	Notes	2001 £'000	2000 £'000
Turnover from continuing operations	1	**233,842**	216,903
Cost of sales		**(173,318)**	(126,994)
Gross profit from continuing operations		**60,524**	89,909
Selling and distribution		**(38,406)**	(38,894)
Administration expenses		**(80,074)**	(59,973)
Operating loss from continuing operations	2	**(57,956)**	(8,958)
Exceptional item			
– Loss on termination of an operation	4	**–**	(43,467)
Loss on ordinary activities before interest		**(57,956)**	(52,425)
Net interest charge	5	**(8,987)**	(10,688)
Loss on ordinary activities before taxation		**(66,943)**	(63,113)
Taxation on loss on ordinary activities	6	**292**	6,387
Loss after taxation		**(66,651)**	(56,726)
Minority interest	23	**1,073**	30
Loss for the financial year		**(65,578)**	(56,696)
Appropriations – non equity	8	**(2,500)**	(1,127)
Loss retained before transfer to balance with ScottishPower		**(68,078)**	(57,823)
Transfer to balance with ScottishPower	16c	**–**	55,192
Loss retained	22	**(68,078)**	(2,631)
Loss per ordinary share (pence)	7	**(9.79)**	(9.02)
Adjusting item – exceptional item (pence)		**–**	6.78
Loss per ordinary share before exceptional item (pence)		**(9.79)**	(2.24)
Diluted loss per ordinary share (pence)	7	**(9.79)**	(9.02)
Adjusting item – exceptional item (pence)		**–**	6.78
Diluted loss per ordinary share before exceptional item (pence)		**(9.79)**	(2.24)

The Accounting Policies and Definitions on pages 26 to 28, together with the Notes on pages 33 to 59 form part of the Accounts.

Statement of Total Recognised Gains and Losses

for the year ended 31 March 2001

	Note	2001 £'000	2000 £'000
Loss for the financial year		**(65,578)**	(56,696)
Currency translation differences on overseas net assets	22	**394**	13
Total recognised losses for the financial year		**(65,184)**	(56,683)

Reconciliation of Movements in Shareholders' Funds

for the year ended 31 March 2001

	Notes	2001 £'000	2000 £'000
Loss for the financial year		**(65,578)**	(56,696)
Appropriations – non equity	8	**(2,500)**	(1,127)
Loss retained		**(68,078)**	(57,823)
Currency translation differences on overseas net assets	22	**394**	13
Transfer from ScottishPower loan account	16c	**–**	55,192
Reversal of appropriations – non equity	22	**2,500**	1,127
Share capital issued		**–**	334,937
Net movement in shareholders' funds		**(65,184)**	333,446
Opening shareholders' funds		**348,148**	14,702
Closing shareholders' funds		**282,964**	348,148

Analysis of Consolidated Loss

for the year ended 31 March 2001

	2001 £'000	2000 £'000
Pre merger period to 30 September 1999		
Company (from date of incorporation)	**–**	–
Businesses acquired by the Company on 30 September 1999	**–**	(55,192)
Subsidiaries	**–**	109
	–	(55,083)
Post merger period to 31 March 2001		
Company	**(64,832)**	(1,697)
Subsidiaries	**(746)**	84
	(65,578)	(1,613)
Total	**(65,578)**	(56,696)

The Accounting Policies and Definitions on pages 26 to 28, together with the Notes on pages 33 to 59 form part of the Accounts.

Balance Sheets

as at 31 March 2001

	Notes	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Fixed assets					
Intangible assets	9	**486**	1,654	**482**	1,629
Tangible assets	10	**467,500**	346,837	**463,847**	344,444
Investments	11	**24,250**	–	**27,687**	1,141
		492,236	348,491	**492,016**	347,214
Current assets					
Stocks	13	**10,741**	8,680	**8,692**	8,680
Debtors:					
– Other debtors	14	**92,480**	74,736	**92,492**	74,904
– Funds deposited with ScottishPower		**17,550**	29,533	**17,550**	29,533
		110,030	104,269	**110,042**	104,437
Cash at bank and in hand	27	**3,484**	1,524	**2,711**	540
Total current assets		**124,255**	114,473	**121,445**	113,657
Creditors: amounts falling due within one year					
Other creditors	15	**(145,798)**	(107,751)	**(144,101)**	(106,093)
Loans and other borrowings	16	**(3,900)**	(2,153)	**(96)**	(768)
Total creditors falling due within one year		**(149,698)**	(109,904)	**(144,197)**	(106,861)
Net current (liabilities)/assets		**(25,443)**	4,569	**(22,752)**	6,796
Total assets less current liabilities		**466,793**	353,060	**469,264**	354,010
Creditors: amounts falling due after more than one year					
Loans and other borrowings:					
– ScottishPower loan account	16	**(180,600)**	–	**(180,600)**	–
– Loans and other borrowings	16	**(4,306)**	(4,402)	**(4,306)**	(4,402)
Total creditors falling due after more than one year		**(184,906)**	(4,402)	**(184,906)**	(4,402)
Provisions for liabilities and charges	18	**(195)**	(680)	**(195)**	(680)
Deferred income	19	**(13)**	(42)	**(13)**	(42)
Net assets		**281,679**	347,936	**284,150**	348,886
Capital and reserves					
Called-up share capital	21	**42,637**	42,637	**42,637**	42,637
Share premium		**307,933**	307,933	**307,933**	307,933
Profit and loss account	22	**(67,606)**	(2,422)	**(66,420)**	(1,684)
Shareholders' funds		**282,964**	348,148	**284,150**	348,886
Equity minority interest	23	**(1,285)**	(212)	**-**	–
Capital employed		**281,679**	347,936	**284,150**	348,886
Equity Shareholders' funds		**254,337**	322,021	**255,523**	322,759
Non equity Shareholders' funds		**28,627**	26,127	**28,627**	26,127
Total Shareholders' funds		**282,964**	348,148	**284,150**	348,886

The Accounting Policies and Definitions on pages 26 to 28, together with the Notes on pages 33 to 59 form part of the Accounts.

Approved by the Board on 30 April 2001 and signed on its behalf by

William Allan
Chief Executive

John Maguire
Chief Financial Officer

Group Cash Flow Statement

for the year ended 31 March 2001

	Notes	2001 £'000	2000 £'000
Net cash inflow/(outflow) from continuing operating activities	25	**2,468**	(2,331)
Returns on investments and servicing of finance	24a	**(8,373)**	(10,357)
Taxation – group relief received		**6,597**	6,225
Free cash flow		**692**	(6,463)
Capital expenditure and financial investment	24b	**(191,966)**	(124,481)
Cash flow before acquisitions		**(191,274)**	(130,944)
Acquisitions	24c	**(1,000)**	(1,000)
Cash flow before management of liquid resources		**(192,274)**	(131,944)
Management of liquid resources	24d	**11,983**	(29,533)
Cash outflow before financing		**(180,291)**	(161,477)
Financing	24e	**182,563**	163,420
Increase in cash in the year	27	**2,272**	1,943

Free cash flow represents cash flow from continuing operating activities after adjusting for returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net (Debt)/Funds

for the year ended 31 March 2001

	Notes	2001 £'000	2000 £'000
Increase in cash in the year	27	**2,272**	1,943
Cash (inflow)/outflow from (increase)/reduction in debt	24e, 27	**(182,563)**	171,517
Cash (inflow)/outflow from (decrease)/increase in liquid resources	24d, 27	**(11,983)**	29,533
Change in net (debt)/funds resulting from cash flows		**(192,274)**	202,993
Other non-cash movements		**–**	55,192
Movement in net (debt)/funds in the year		**(192,274)**	258,185
Net funds/(debt) at beginning of the year	27	**24,502**	(233,683)
Net (debt)/funds at end of the year	27	**(167,772)**	24,502

The Accounting Policies and Definitions on pages 26 to 28, together with the Notes on pages 33 to 59 form part of the Accounts.

1 Segmental reporting

Turnover has been analysed below between Internet services, interactive services, data and telecom services, and contact centre services. The Directors consider these to be the same class of business and accordingly no segmental analysis of operating loss or net assets has been given.

	2001 £'000	2000 £'000
Turnover analysis		
Internet services	**76,103**	74,866
Interactive services	**22,734**	34,233
Data and telecom services	**107,486**	78,664
Contact centre services	**27,519**	29,140
	233,842	216,903
Turnover by origin		
United Kingdom	**228,590**	212,419
Europe	**5,252**	4,484
	233,842	216,903
Turnover by destination		
United Kingdom	**227,795**	211,609
Europe	**6,047**	5,294
	233,842	216,903

2 Operating loss

	Notes	2001 £'000	2000 £'000
Operating loss is stated after charging/(crediting):			
Depreciation on tangible fixed assets			
– owned assets		**34,738**	21,032
– under finance leases		**621**	936
Amortisation of intangible fixed assets	9, 25	**1,182**	1,247
Loss on disposal of tangible fixed assets	25	**438**	71
Hire of assets under operating leases			
– hire of plant and machinery		**–**	4
– other operating lease rentals		**10,054**	5,451
Exchange rate (gains)/losses		**(6)**	138
Release of government grants	19, 25	**(29)**	(29)
Release of provisions for liabilities and charges		**–**	(681)
Exceptional item			
– year 2000 compliance	a	**–**	4,043
Auditors' remuneration for audit of			
– group		**203**	170
– company		**203**	170

(a) Thus plc incurred exceptional costs totalling £4,043,000, in the prior year, principally for staff working to ensure the continuity of operations over the millennium period.

(b) Fees of £414,000 were paid to the auditors in respect of non-audit work in the current year (2000: £1,664,000).

3 Employees

(a) Employee costs	Note	2001 £'000	2000 £'000
Wages and salaries		**68,906**	58,339
Social security costs		**6,699**	5,473
Pension costs	28	**3,130**	1,261
Total employee costs		**78,735**	65,073
Less: charged as capital expenditure		**(10,496)**	(5,840)
Charged to the profit and loss account		**68,239**	59,233

(b) Employee numbers

The year end and average number of employees (full-time and part-time) employed by the Group, including Executive Directors, were:

	At 31 March		Average	
	2001	2000	**2001**	2000
Operations	**703**	699	**691**	661
Selling and distribution	**337**	303	**359**	287
Administration and customer services	**529**	531	**542**	502
Contact centres	**1,117**	983	**1,104**	929
	2,686	2,516	**2,696**	2,379
The number of full-time equivalent staff was:	**2,614**	2,472	**2,624**	2,280

	2001	2000
United Kingdom	**2,613**	2,284
Europe	**82**	94
USA	**1**	1
	2,696	2,379

4 Exceptional item

The exceptional charge, that arose in the six months to September 1999, of £43,467,000 related to the costs arising as a result of the Company's decision to withdraw from the use of fixed radio access technology, including a provision for impairment of assets of £40,467,000. The provision for impairment comprised £20,405,000 in respect of the fixed radio access licence, £18,094,000 in respect of plant and equipment and £1,968,000 in respect of stocks.

5 Net interest charge

(a) Analysis of net interest charge	Note	2001 £'000	2000 £'000
Interest on overdrafts and other borrowings		**9,069**	11,461
On finance leases		**401**	612
Total interest payable		**9,470**	12,073
External interest receivable		**(99)**	(5)
Interest receivable from ScottishPower	30b	**(384)**	(1,380)
Net interest charge		**8,987**	10,688

(b) Analysis of total interest payable		2001 £'000	2000 £'000
– Bank loans and overdrafts		**8**	75
– External loan notes		**158**	42
– On intragroup borrowings with ScottishPower	30b	**7,026**	10,723
– On loan notes with ScottishPower	30b	**40**	37
– Finance leases with ScottishPower	30b	**401**	612
– Arrangement fee for revolving working capital facility with ScottishPower	30b	**250**	100
– Commitment fee for revolving working capital facility with ScottishPower	30b	**1,587**	484
		9,470	12,073

6 Taxation credit on loss on ordinary activities

Taxation on the loss for the year:	2001 £'000	2000 £'000
UK Corporation tax credit at 30% (2000: 30%)	**–**	6,387
Adjustments in respect of prior year	**292**	–
	292	6,387

There is no corporation tax payable in the current year, due to losses arising.

7 Loss per ordinary share

(a) Loss per ordinary share has been calculated in accordance with FRS 14 "Earnings per Share" for both years by dividing the loss for the financial year, after non equity appropriations, by the weighted average number of ordinary shares in issue during the financial year, based on the following information:

	2001 £'000	2000 £'000
Loss for the financial year after non equity appropriations	**(68,078)**	(57,823)
Basic weighted average share capital (number of shares, thousands)	**695,353**	640,951
Diluted weighted average share capital (number of shares, thousands)	**695,353**	640,951

The basic weighted average share capital excludes shares held by the Company under Trust in connection with the Employee Share Schemes. The impact of the share options is antidilutive and has therefore been excluded from the calculation of diluted weighted average share capital.

(b) The calculation of loss per ordinary share, on a basis which excludes the exceptional item, is based on the following adjusted losses:

	Note	2001 £'000	2000 £'000
Loss for the financial year after non equity appropriations		**(68,078)**	(57,823)
Adjusting item – exceptional item	4	**–**	43,467
Adjusted loss		**(68,078)**	(14,356)

Adjusted loss per ordinary share has been presented in addition to loss per ordinary share calculated in accordance with FRS 14 in order that more meaningful comparisons of financial performance can be made.

8 Appropriations – non equity

	Note	2001 £'000	2000 £'000
Appropriations:			
Cumulative participating non-redeemable preference shares			
10% Cumulative preferential appropriation (Note 21(i))	22	**2,500**	1,127

In accordance with the provisions of FRS 4 "Capital Instruments", the cumulative participating non-redeemable preference shares have been classified as non equity and the Company has, therefore, appropriated through the profit and loss account an amount equal to the preference share dividends for the year. As the Company did not have sufficient distributable reserves in order to pay such preference share dividends, the amount was credited back in the profit and loss account reserve. This amount has been included in the balance of non equity interests on the face of the Balance Sheet.

9. Intangible fixed assets

(a) Group	Notes	Licences £'000	Other £'000	Total £'000
Cost				
At 1 April 2000		22,540	2,029	24,569
Additions		–	14	14
Disposals		(22,040)	–	(22,040)
At 31 March 2001		**500**	**2,043**	**2,543**
Aggregate amortisation				
At 1 April 2000		22,040	875	22,915
Charge for the year	2, 25	138	1,044	1,182
Released on disposal		(22,040)	–	(22,040)
At 31 March 2001		**138**	**1,919**	**2,057**
Net book value at 31 March 2001		**362**	**124**	**486**
Net book value at 31 March 2000		500	1,154	1,654

(b) Company	Licences £'000	Other £'000	Total £'000
Cost			
At 1 April 2000	22,540	1,939	24,479
Additions	–	14	14
Disposals	(22,040)	–	(22,040)
At 31 March 2001	**500**	**1,953**	**2,453**
Aggregate amortisation			
At 1 April 2000	22,040	810	22,850
Charge for the year	138	1,023	1,161
Released on disposal	(22,040)	–	(22,040)
At 31 March 2001	**138**	**1,833**	**1,971**
Net book value at 31 March 2001	**362**	**120**	**482**
Net book value at 31 March 2000	500	1,129	1,629

10 Tangible fixed assets

(a) Group	Note	Land & buildings £'000	Plant & equipment £'000	Other £'000	Total £'000
Cost					
At 1 April 2000		13,515	349,476	47,549	410,540
Reclassification		715	(55,184)	54,469	–
Additions		(1,713)	125,455	35,178	158,920
Disposals		–	(22,770)	(1,783)	(24,553)
At 31 March 2001		**12,517**	**396,977**	**135,413**	**544,907**
Aggregate depreciation					
At 1 April 2000		636	56,268	6,799	63,703
Reclassification		120	(17,201)	17,081	–
Charge for the year	25	1,262	17,125	16,972	35,359
Released on disposal		–	(19,968)	(1,687)	(21,655)
At 31 March 2001		**2,018**	**36,224**	**39,165**	**77,407**
Net book value at 31 March 2001		**10,499**	**360,753**	**96,248**	**467,500**
Net book value at 31 March 2000		12,879	293,208	40,750	346,837

(b) Company	Land & buildings £'000	Plant & equipment £'000	Other £'000	Total £'000
Cost				
At 1 April 2000	13,515	347,477	46,711	407,703
Reclassification	715	(54,548)	53,833	–
Additions	(1,713)	125,312	33,610	157,209
Disposals	–	(22,770)	(1,783)	(24,553)
At 31 March 2001	**12,517**	**395,471**	**132,371**	**540,359**
Aggregate depreciation				
At 1 April 2000	636	56,069	6,554	63,259
Reclassification	120	(17,152)	17,032	–
Charge for the year	1,262	16,913	16,733	34,908
Released on disposal	–	(19,968)	(1,687)	(21,655)
At 31 March 2001	**2,018**	**35,862**	**38,632**	**76,512**
Net book value at 31 March 2001	**10,499**	**359,609**	**93,739**	**463,847**
Net book value at 31 March 2000	12,879	291,408	40,157	344,444

The net book value of tangible fixed assets held under finance leases by the Group and the Company at 31 March 2001 was £3,508,000 (2000: £4,129,000). The charge for depreciation against these assets during the year was £621,000 (2000: £936,000) (Note 2).

Cost and net book value (a) Group	2001 £'000	Total 2000 £'000
At 1 April 2000	–	–
Additions	**24,250**	–
At 31 March 2001	**24,250**	–

Group investments comprise own shares held under Trust. The Directors do not believe that any provision is required for the impairment in the value of own shares held at 31 March 2001, as any impairment is not considered to be permanent.

Cost and net book value (b) Company	Subsidiary undertakings 2001 £'000	Subsidiary undertakings 2000 £'000	Own shares held under trust (c) 2001 £'000	Own shares held under trust (c) 2000 £'000	Total 2001 £'000	Total 2000 £'000
At 1 April	**1,141**	756	**–**	–	**1,141**	756
Additions	**2,296**	385	**24,250**	–	**26,546**	385
At 31 March	**3,437**	1,141	**24,250**	–	**27,687**	1,141

The investment in subsidiary undertakings represents an investment in shares of £756,000 (2000: £756,000) and loans of £2,681,000 (2000: £385,000).

(c) Shares in the Company held under Trust during the year are as follows:

	Note	Dividends waived	Shares held at 1 April 2000 000's	Shares acquired during year 000's	Shares transferred during year 000's	Shares held at 31 March 2001 000's	Nominal value at 31 March 2001 £'000	Market value at 31 March 2001 £'000
Performance Unit Equity Plan (PUEP)	31	no	1,439	–	(639)	**800**	**20**	**434**
UK Profit Sharing Scheme	31	no	146	–	–	**146**	**4**	**79**
Overseas Profit Sharing Scheme	31	no	4	–	–	**4**	**–**	**2**
Thus plc Employee Sharesave Scheme	31	no	–	914	89	**1,003**	**25**	**544**
Executive Share Option Scheme	31	no	–	3,919	90	**4,009**	**100**	**2,175**
Thus plc Discretionary Share Option Scheme (2000)	31	no	–	13,631	–	**13,631**	**341**	**7,395**
Excess shares held in trust			–	286	–	**286**	**7**	**155**
			1,589	18,750	(460)	**19,879**	**497**	**10,784**

Full details relating to the schemes above are contained within the Report of the Board on Remuneration on page 24 and Note 31 to the Accounts.

12 Subsidiary undertakings

Details of the Company's subsidiary undertakings at 31 March 2001 are as follows:

Company	Country of incorporation	Class of share	Proportion of shares held	Principal activity
Scotland On-Line Limited	Scotland	Ordinary	50%	Internet service provider
Golfing Scotland Limited*	Scotland	Ordinary	50%	Dormant
Demon Internet, Inc	USA	Ordinary	100%	US Internet peering management
Thus Profit Sharing Trustees Limited	Scotland	Ordinary	100%	Trustee

*The investment in this company is held by a subsidiary undertaking.

13 Stocks

	Group		Company	
	2001 £'000	2000 £'000	**2001 £'000**	2000 £'000
Raw materials – replacement parts and consumables	**8,692**	6,203	**8,692**	6,203
Work in progress	**2,049**	2,477	**–**	2,477
	10,741	8,680	**8,692**	8,680

14 Other debtors

	Note	Group		Company	
		2001 £'000	2000 £'000	**2001 £'000**	2000 £'000
Trade debtors		**56,776**	39,141	**57,371**	39,426
Prepayments and accrued income		**23,545**	17,171	**23,207**	17,058
Group relief receivable		**–**	6,305	**–**	6,387
Other taxes and social security		**245**	534	**–**	448
Other debtors		**466**	–	**466**	–
Amounts owed by ScottishPower Group companies	30a(ii)	**11,448**	11,585	**11,448**	11,585
		92,480	74,736	**92,492**	74,904

15 Other creditors

	Notes	Group		Company	
		2001 £'000	2000 £'000	**2001 £'000**	2000 £'000
Trade creditors		**17,906**	6,104	**19,175**	5,822
Taxation and social security		**449**	410	**274**	291
Capital creditors and accruals		**43,452**	54,694	**43,452**	54,609
Deferred consideration	26	**–**	1,000	**–**	1,000
Other creditors		**10,089**	–	**8,583**	–
Accruals and deferred income		**72,793**	42,837	**71,508**	41,665
Amounts due to ScottishPower Group companies	30a(ii)	**1,109**	2,706	**1,109**	2,706
		145,798	107,751	**144,101**	106,093

16 Loans and other borrowings

	Notes	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Bank loans and overdrafts	27	**244**	556	**–**	556
ScottishPower loan account	27, 30b	**180,600**	–	**180,600**	–
Loan notes – ScottishPower	30b, (i)	**500**	500	**–**	–
Loan notes – other	(i)	**3,060**	885	**–**	–
Finance leases – ScottishPower	30b	**4,402**	4,489	**4,402**	4,489
Finance leases – other		**–**	125	**–**	125
		188,806	6,555	**185,002**	5,170

(i) The loan notes are repayable on demand, at the holders' discretion, and interest accrues on a daily basis on the loan notes at 2% above LIBOR.

Scotland On-Line Limited is entitled to redeem all or part of the loan notes after two years from the date of issue. The loan notes have been periodically issued from November 1997 to December 2000.

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Repayments fall due as follows:				
Within one year, or on demand	**3,900**	2,153	**96**	768
After more than one year	**184,906**	4,402	**184,906**	4,402
	188,806	6,555	**185,002**	5,170
Repayments due after more than one year are analysed as follows:				
Between one and two years	**180,706**	96	**180,706**	96
Between two and five years	**386**	351	**386**	351
After five years	**3,814**	3,955	**3,814**	3,955
	184,906	4,402	**184,906**	4,402

(a) Analysis of loans and other borrowings	Notes	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Bank loans and overdrafts due within one year or on demand:					
Secured	(i)	**–**	556	**–**	556
Unsecured		**244**	–	**–**	–
		244	556	**–**	556
Other borrowings:					
ScottishPower loan account	27, (ii)	**180,600**	–	**180,600**	–
Loan notes	27	**3,560**	1,385	**–**	–
Finance lease obligations		**4,402**	4,614	**4,402**	4,614
		188,806	6,555	**185,002**	5,170

(i) During the year ended 31 March 2000 certain of the bank overdrafts of Thus plc were guaranteed by ScottishPower.
(ii) The ScottishPower loan account is repayable on 31 December 2002 and interest is charged at 3% over LIBOR.

(b) Finance lease obligations	Note	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Falling due:					
Within one year		**96**	212	**96**	212
Between one and two years		**106**	96	**106**	96
Between two and five years		**386**	351	**386**	351
After five years		**3,814**	3,955	**3,814**	3,955
Amounts falling due after one year		**4,306**	4,402	**4,306**	4,402
Total	27	**4,402**	4,614	**4,402**	4,614

16 Loans and other borrowings continued

(c) ScottishPower loan account	Notes	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
At 1 April		–	225,020	–	225,020
Net cash inflow/(outflow) from/(to) ScottishPower	24e, 27	**180,600**	(169,828)	**180,600**	(169,828)
Transfer to profit and loss account		–	(55,192)	–	(55,192)
At 31 March	27, 30b	**180,600**	–	**180,600**	–

17 Derivatives and other financial instruments

(a) Financial instruments and risk management

(i) Overview

The main financial risks faced by the Group are funding and liquidity, counterparty and credit risk, interest rate and exchange rate risk; the Board has reviewed and agreed policies for managing each of these risks as summarised below. Speculative trading activities are not permitted.

Thus established its own treasury function this year. Previously the responsibility for the management of these risks was centralised in the ScottishPower treasury function.

(ii) Risk management

Funding and liquidity management
The Group's objective is to maintain continuity of funding for its operations using committed facilities and overdrafts and to maximise interest on surplus funds. Finance leases are also used where considered cost effective. A revolving credit facility with ScottishPower was the Group's main source of financing during the year. Drawings under this facility were subject to various covenants with which the Group complied in full. In addition to this, Scotland On-Line Limited has received funding in the form of loan notes.

Counterparty and credit risk management
Cash placements and derivative transactions give rise to credit risk on the potential default of counterparties. The Group monitors the exposures and the credit rating of its counterparties regularly and uses limits to mitigate the credit risk that the Group may have with any one counterparty. It is not anticipated that any existing counterparties will fail to meet their current obligations.

Interest rate management
The Group's policy is to have a floating rate interest profile, with the exception of finance leases and preference shares. The Group's borrowing facilities and investments are all at sterling LIBOR floating rate of interest. The interest flows are not hedged and this policy has been applied throughout the year.

Foreign exchange management
Thus faces currency exposures in NLG and USD from operating activities generated in the Netherlands and United States and has fixed asset expenditure in USD. In addition, on consolidation, Thus is exposed to risk from the translation of net assets and profits/losses earned in its US subsidiary. Thus does not hedge either the currency exposure on the operating activities to date, which are not considered to be material, or the translation exposure on consolidation as this is considered to be an accounting rather than cash exposure. The foreign currency fixed asset purchases are hedged using forward exchange contracts.

(b) Borrowing facilities

Thus entered into a revolving working capital facility agreement with ScottishPower in November 1999, whereby ScottishPower agreed to provide the Company with an unsecured revolving loan facility of up to £220,000,000. This existing facility was renegotiated and extended by a further £100,000,000 to cover, in particular, the national network roll-out and the service development programme which is planned to be completed in December 2001.

The facility is available for drawing down up to and including 31 December 2002.
Interest accrues daily on advances under the facility at a rate of LIBOR plus an applicable margin of 3% per annum.

An arrangement fee of £250,000 (2000: £100,000) (Notes 5b and 30b) was paid by the Company to ScottishPower upon extension of the existing facility. The Group has the following undrawn committed borrowing facilities at 31 March in respect of which all conditions precedent have been met.

	2001 £'000	2000 £'000
Expiring within one year	–	–
Expiring between one and two years	**140,000**	220,000

(c) Financial Assets and Liabilities

The only significant financial assets are the cash at bank and in hand with a net book value of £3,484,000 at 31 March 2001 (2000: £1,524,000) of which £1,638,000 was denominated in Sterling (2000: £1,187,000), £1,846,000 was denominated in NL Guilders (2000: £Nil) and £Nil in US Dollars (2000: £337,000) and the funds deposited with ScottishPower totalling £17,550,000 (2000: £29,533,000). These funds are loaned to ScottishPower on a call account basis, and earn interest at 0.5% below LIBOR.

The financial liabilities of the Group at 31 March 2001 are bank loans and overdrafts of £244,000 (2000: £556,000) of which £Nil was denominated in Sterling (2000: £556,000) and £244,000 was denominated in US Dollars (2000: £Nil), loan notes of £3,560,000 (2000: £1,385,000), finance leases of £4,402,000 (2000: £4,614,000), deferred consideration of £Nil (2000: £1,000,000), preference shares of £25,000,000 (2000: £25,000,000) and funds borrowed from ScottishPower totalling £180,600,000 (2000: £Nil). The ScottishPower loan account includes funds borrowed from ScottishPower under the revolving working capital facility.

The maturity of the Group's financial liabilities at 31 March were as follows:

	Debt £'000	**Finance leases £'000**	**Other financial liabilities £'000**	**Total 2001 £'000**
Within one year, or on demand	**3,804**	**96**	**–**	**3,900**
Between one and two years	**180,600**	**106**	**–**	**180,706**
Between two and five years	**–**	**386**	**–**	**386**
After five years	**–**	**3,814**	**25,000**	**28,814**
	184,404	**4,402**	**25,000**	**213,806**

	Debt £'000	Finance leases £'000	Other financial liabilities £'000	Total 2000 £'000
Within one year, or on demand	1,941	212	1,000	3,153
Between one and two years	–	96	–	96
Between two and five years	–	351	–	351
After five years	–	3,955	25,000	28,955
	1,941	4,614	26,000	32,555

For the purpose of the disclosures which follow in this note, short term debtors and creditors which arise directly from the Group's operations have been excluded as permitted by FRS 13 "Derivatives and Other Financial Instruments: Disclosures".

The Group enters into forward contracts for the purchase of tangible fixed assets denominated in US Dollars only. There were no outstanding forward contracts at the year end (2000: £Nil).

(d) The interest rate risk profile of the Group's financial assets and liabilities at 31 March were as follows:

(i) Financial Assets

At 31 March:	**Total 2001 £'000**	**Floating rate financial assets 2001 £'000**	Total 2000 £'000	Floating rate financial assets 2000 £'000
Currency: Sterling				
– Cash at bank and in hand	**1,638**	**1,638**	1,187	1,187
– Funds deposited with ScottishPower	**17,550**	**17,550**	29,533	29,533
Currency: US Dollars				
– Cash at bank and in hand	**–**	**–**	337	337
Currency: NL Guilders				
– Cash at bank and in hand	**1,846**	**1,846**	–	–
Gross financial assets	**21,034**	**21,034**	31,057	31,057

The floating rate financial assets, in the current year, comprise NLG denominated cash at bank and in hand, and sterling denominated cash at bank and in hand and funds deposited with ScottishPower. The NLG denominated cash at bank and in hand attracts interest at the Netherlands ruling spot rate less an applicable margin, whilst the sterling denominated funds deposited with ScottishPower attract interest based on LIBOR less an applicable margin.

The floating rate financial assets, in the prior year, comprised USD denominated cash at bank and in hand, and sterling denominated cash at bank and in hand and funds deposited with ScottishPower. The funds deposited with ScottishPower attracted interest based on LIBOR less an applicable margin.

(d) The interest rate risk profile of the Group's financial assets and liabilities at 31 March continued

(ii) Financial Liabilities

At 31 March 2001:	Total £'000	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Weighted average interest rate %	Average period for which rate is fixed years
Currency: Sterling					
– ScottishPower loan account	**180,600**	180,600	–		
– Loan notes	**3,560**	3,560	–		
– Finance leases	**4,402**	–	4,402	10	20
– Preference share capital	**25,000**	–	25,000	10	*
Currency: US Dollars					
– Bank loans and overdrafts	**244**	244	–		
Gross financial liabilities	**213,806**	184,404	29,402		

At 31 March 2000:	Total £'000	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Weighted average interest rate %	Average period for which rate is fixed years
Currency: Sterling					
Bank loans and overdrafts	556	556	–		
Loan notes	1,385	1,385	–		
Deferred consideration	1,000	1,000	–		
Finance leases	4,614	–	4,614	10	20
Preference share capital	25,000	–	25,000	10	*
Gross financial liabilities	32,555	2,941	29,614		

* The preference share capital is not redeemable. The average period for which the weighted average interest rate is applicable has therefore not been quoted.

The Group does not have any financial liabilities that do not bear interest.

The floating rate liabilities, in the current year, comprise USD denominated bank loans and overdrafts and sterling denominated ScottishPower loan account and loan notes. The USD denominated bank loans and overdrafts bear interest rates based on the Federal Reserve Central Bank short-term interest rate plus an applicable margin. The sterling denominated ScottishPower loan account and loan notes bear interest rates based on LIBOR plus an applicable margin.

The floating rate liabilities, in the previous year, comprised of sterling denominated, bank loans and overdrafts, deferred consideration and the loan notes mentioned above. All of these bore interest based on LIBOR plus an applicable margin.

(e) Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the Group's financial assets and financial liabilities as at 31 March 2001 and 31 March 2000. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values.

	Notes	2001 Book value £'000	2001 Fair value £'000	2000 Book value £'000	2000 Fair value £'000
Primary financial instruments held or issued to finance the Group's operations:					
Financial assets					
Cash at bank and in hand		**3,484**	**3,484**	1,524	1,524
Funds deposited with ScottishPower		**17,550**	**17,550**	29,533	29,533
Financial liabilities					
Deferred consideration	15	–	–	1,000	1,000
Borrowings:					
– Short term	16	**3,900**	**3,900**	2,153	2,153
– Long term	16	**184,906**	**184,906**	4,402	4,402
		188,806	**188,806**	6,555	6,555
Other financial liabilities:					
– Preference shares	21	**25,000**	*	25,000	*

* A fair value has not been attributed to the £25,000,000 cumulative participating non-redeemable preference shares as the Company is unable to determine, with sufficient reliability, a fair value for these shares as they are not traded on an open market, there is no information on a directly comparable instrument and the future cash flows of the shares are difficult to predict reliably. The rights attaching to these shares are detailed in Note 21.

(e) Fair values of financial assets and financial liabilities continued

The following methods and assumptions were used to estimate the fair values shown on the previous page.

Short term deposits and borrowings – The fair value of short term deposits, loans and overdrafts and loan notes approximate to the carrying amount because of the short maturity of these instruments.

Deferred consideration – The fair value of the deferred consideration approximated to carrying value given the short maturity of these amounts.

Long term borrowings – In the case of finance leases their estimated fair value was based on the book value as the finance leases were renegotiated in the prior year. The fair value of the ScottishPower loan account approximates to the carrying value as the loan is due for repayment in less than two years. The Directors consider it unlikely that there would be a significant variation between the fair value and the settlement value for both the ScottishPower loan account and the finance leases.

(f) Currency exposure

The table below shows the extent to which Group companies have net monetary assets and liabilities in currencies other than their local currency, after taking into account the effect of forward foreign currency contracts. Foreign exchange differences on retranslation of these assets and liabilities are taken to the Company's profit and loss account.

Functional currency of operation	**Net foreign currency monetary assets/(liabilities)**		
	US Dollar £'000	**EU currencies £'000**	**2001 £'000**
Sterling	**(729)**	**2,413**	**1,684**

	Net foreign currency monetary assets/(liabilities)		
	US Dollar £'000	EU currencies £'000	2000 £'000
Sterling	705	(48)	657

(g) Hedge accounting

Hedge accounting is only applicable for the tangible fixed asset purchases that are denominated in a foreign currency. The Group minimises its exposure to exchange rate risk by using forward contracts. There were no outstanding forward contracts at the year end (2000: £Nil).

18 Provisions for liabilities and charges

Group and Company	**At 1 April 2000 £'000**	**Charged in the year £'000**	**Utilised during the year £'000**	**At 31 March 2001 £'000**
Other	680	–	(514)	**166**
PUEP*	–	29	–	**29**
	680	29	(514)	**195**

Other provisions for liabilities and charges are in respect of legal disputes concerning defamation of character, trademark issues and other miscellaneous cases. Full disclosure under the provisions of FRS 12 "Provisions, Contingent Liabilities and Contingent Assets" of the details of such disputes including the amount and timing of estimated potential payments and the major assumptions on which these estimates have been based has not been made on the grounds that the Directors consider that such disclosure in relation to provisions of this nature would be seriously prejudicial to the Company.

*The provision established in the current year is for National Insurance Contributions payable by the Company, based on the market value of the shares held under the PUEP scheme at 31 March 2001, in accordance with the requirements of UITF 25 "National Insurance Contributions on Share Option Gains".

19 Deferred income

Government Grants	Notes	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
At 1 April		**42**	71	**42**	71
Released in year	2, 25	**(29)**	(29)	**(29)**	(29)
At 31 March		**13**	42	**13**	42

20 Deferred taxation

No provision for deferred taxation is considered necessary at 31 March 2001, since accumulated taxation losses are expected to offset any reversal of accelerated capital allowances. Total potential deferred (assets)/ liabilities computed at the future rate of corporation tax at 31 March 2001 of 30% (2000: 30%) respectively are as follows:

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Accelerated capital allowances	**30,596**	19,324	**30,697**	19,214
Other timing differences	**(38,991)**	(5,789)	**(38,985)**	(5,774)
Total deferred tax not provided	**(8,395)**	13,535	**(8,288)**	13,440

21 Share capital

	Note	2001 £'000	2000 £'000
Authorised:			
705,483,871 ordinary shares of 2.5p each		**17,637**	17,637
30,000,000 cumulative participating non-redeemable preference shares of £1 each		**30,000**	30,000
		47,637	47,637
Allotted, called up and fully paid:			
705,483,871 ordinary shares of 2.5p each		**17,637**	17,637
25,000,000 cumulative participating non-redeemable preference shares of £1 each	24e	**25,000**	25,000
		42,637	42,637

Rights attaching to Participating Preferences Shares

(i) Dividends
The Participating Preference Shares shall confer upon the holders thereof the right, to receive:

In priority to the payment of any dividend to the holders of the Ordinary Shares, a fixed cumulative preferential dividend of 10% per annum per Participating Preference Share (net of any associated tax credit) payable half-yearly in arrears on 30 April and 31 October (or the nearest business day after such date) in each year; and

In priority to the payment of any dividend to the holders of the Ordinary Shares, a variable participating dividend of 1% on the amount of the Company's annual consolidated post tax profits up to £50 million, 0.1% on the Company's annual consolidated post tax profits between £50 million and £100 million and 0.01% on the Company's annual consolidated post tax profits in excess of £100 million.

(ii) Voting rights
The Participating Preference Shares shall confer on the holders the right to receive notice of and to attend all general meetings of the Company but shall only confer the right to speak or vote at any such meetings if the business of the meeting includes the consideration of a resolution for winding up the Company or modifying, varying or abrogating any of the rights or privileges attaching to the Participating Preference Shares, or if any part of any dividend payable in respect of the Participating Preference Shares is six months or more in arrears. For any resolution on which holders of the Participating Preference Shares are entitled to vote, each such holder present in person shall, on a show of hands, have one vote and, on a poll, each such holder present in person or by proxy, shall have one vote in respect of every £1 in nominal amount of Participating Preference Share of which he is the holder.

Rights attaching to Participating Preferences Shares continued

(iii) Distribution of assets on liquidation or other return of capital

In the event of a winding up of the Company or other return of capital (except on conversion, redemption or purchase by the Company of any of its shares), the assets of the Company available for distribution among the shareholders shall be divided in the following manner and order of priority:

Firstly, in paying to the holders of Participating Preference Shares all unpaid arrears and accruals of dividends (whether or not such unpaid arrears and accruals have become due and payable) to be calculated down to and including the date of return of capital;

Secondly, in paying to the holders of Participating Preference Shares a sum equal to the capital paid up or credited as paid up in respect of the Participating Preference Shares held by them, respectively;

Thirdly, in paying to the holders of the Ordinary Shares a sum equal paid up or credited as paid up in respect of the Ordinary Shares held by them; and

Finally, in paying any surplus to the holders of the Ordinary Shares and the Participating Preference shares, 0.5% of such surplus being paid to the holders of the Participating Preference Shares and 99.5% of such surplus being paid to the holders of the Ordinary Shares rateably in accordance with the amount paid up or credited as paid up on the Participating Preference Shares and the Ordinary shares held by them respectively.

22 Profit and loss account

(a) Group	Note	Profit and loss account £'000
At 1 April 2000		(2,422)
Retained loss for the year		(68,078)
Reversal of appropriation of Preference share dividends	8	2,500
Currency translation differences on overseas net assets		394
At 31 March 2001		**(67,606)**

(b) Company	Note	Profit and loss account £'000
At 1 April 2000		(1,684)
Retained loss for the year		(67,332)
Reversal of appropriation of Preference share dividends	8	2,500
Currency translation differences on overseas net assets		96
At 31 March 2001		**(66,420)**

(c) As permitted by section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. The Company's profit and loss account was approved by the Board on 30 April 2001. The loss for the year was £64,832,000 (period to 31 March 2000: £1,697,000).

23 Minority interest

	2001 £'000	2000 £'000
Equity minority interest		
At 1 April	**(212)**	(182)
Transfer to profit and loss account	**(1,073)**	(30)
At 31 March	**(1,285)**	(212)

24 Analysis of cash flows

(a) Returns on investments and servicing of finance	Notes	2001 £'000	2000 £'000
Interest received		**394**	1,385
Interest paid		**(8,366)**	(11,130)
Interest element of finance lease rental payments		**(401)**	(612)
Net cash outflow for returns on investments and servicing of finance		**(8,373)**	(10,357)
(b) Capital expenditure and financial investment			
Purchase of tangible and intangible fixed assets		**(170,176)**	(129,463)
Purchase of fixed asset investments		**(24,250)**	–
Sale of tangible fixed assets		**2,460**	4,982
Net cash outflow for capital expenditure and financial investment		**(191,966)**	(124,481)
(c) Acquisitions			
Acquisitions	26	**(1,000)**	(1,000)
Net cash outflow from acquisitions		**(1,000)**	(1,000)
(d) Management of liquid resources*			
Funds deposited with ScottishPower		**11,983**	(29,533)
Net cash inflow/(outflow) from management of liquid resources		**11,983**	(29,533)
(e) Financing			
Issue of ordinary share capital		**–**	327,000
Expenses paid in connection with issue of ordinary share capital		**–**	(17,063)
Issue of preference share capital		**–**	25,000
		–	334,937
ScottishPower loan account	16c, 27	**180,600**	(169,828)
Loan notes	27	**2,175**	385
Capital element of finance lease rental payments	27	**(212)**	(2,074)
Increase/(reduction) in debt	27	**182,563**	(171,517)
Net cash inflow from financing		**182,563**	163,420

*Liquid resources comprise funds on deposit with ScottishPower which are repayable on demand.

25 Reconciliation of operating loss to net cash inflow/(outflow) from continuing operating activities

	Notes	2001 £'000	2000 £'000
Operating loss		**(57,956)**	(8,958)
Depreciation on tangible fixed assets	10	**35,359**	21,968
Amortisation of intangible fixed assets	2, 9	**1,182**	1,247
Loss on disposal of tangible fixed assets	2	**438**	71
Release of government grant deferred income	2, 19	**(29)**	(29)
Movements in provisions for liabilities and charges		**(485)**	(781)
(Increase)/decrease in stocks		**(2,061)**	793
Increase in debtors		**(23,960)**	(17,520)
Increase in creditors		**49,980**	878
Net cash inflow/(outflow) from continuing operating activities		**2,468**	(2,331)

In the prior year the operating cash flow included an outflow of £4,043,000 which related to one off costs for year 2000 compliance.

26 Analysis of cash flows in respect of acquisitions

	Notes	2001 £'000	2000 £'000
Deferred consideration	15, 24c	**(1,000)**	(1,000)

There were no acquisitions in the current or preceding financial year. The cash outflow in respect of acquisitions represents payments of deferred considerations.

27 Analysis of net (debt)/funds

	Notes	At 1 April 2000 £'000	Cashflow £'000	At 31 March 2001 £'000
Cash at bank and in hand		1,524	1,960	**3,484**
Overdrafts	16	(556)	312	**(244)**
		968	2,272	**3,240**
Loan notes – due within one year	16a	(1,385)	(2,175)	**(3,560)**
ScottishPower loan account – due after one year	16c, 24e	–	(180,600)	**(180,600)**
Finance leases	16b, 24e	(4,614)	212	**(4,402)**
		(5,999)	(182,563)	**(188,562)**
Funds deposited with ScottishPower		29,533	(11,983)	**17,550**
Total		24,502	(192,274)	**(167,772)**

28 Pensions

The Company participates in four defined benefit pension schemes and one defined contribution pension scheme operated by the ScottishPower Group. The amount payable to each defined benefit scheme by Thus plc is defined in the Pensions Agreement between Scottish Power UK plc and Thus plc and is known as the Adjusted Regular Pension Cost. The calculation is based on the percentage of ordinary shares in Thus held by ScottishPower and the regular pension cost and scheme rate determined by the actuary for each pension scheme. Contributions to the defined contribution scheme are based on age and range from 3% to 5% of pensionable salary. A charge of 1% of salaries is added to cover administration expenses for all schemes and paid to Scottish Power UK plc.

The defined benefit schemes are valued every three years by a professionally qualified independent actuary. The actuary determines the level of contribution required to meet the benefits for each scheme.

Details of each scheme and the adjusted regular pension cost are as follows:

Pension Fund	**Scheme Type**	**Adjusted Regular Pension Cost**
ScottishPower Pension Scheme	Defined benefit	11.48%
Manweb Pension Scheme	Defined benefit	12.00%
Southern Water Pension Scheme	Defined benefit	11.53%
Final Salary LifePlan	Defined benefit	11.40%
Money Purchase LifePlan	Defined contribution	3.00% – 5.00%

The ScottishPower, Manweb and Southern Water pension schemes are closed to new entrants. New employees joining Thus plc may be eligible for the Final Salary LifePlan or the Money Purchase LifePlan, subject to their contract of employment.

The pension charge included in the financial information is as follows:

	Note	**2001 £'000**	2000 £'000
Pension Funds			
ScottishPower Pension Scheme		**1,571**	523
Manweb Pension Scheme		**122**	98
Southern Water Pension Scheme		**59**	3
Final Salary LifePlan		**1,117**	508
Money Purchase LifePlan		**199**	129
Other schemes		**62**	–
	3	**3,130**	1,261

Full details of the pension schemes can be found in the Annual Report and Accounts of Scottish Power plc, the ultimate parent company of Thus plc.

Copies of the ultimate parent company's consolidated Accounts may be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

29 Financial commitments

(a) Group analysis of annual commitments under operating leases	**2001 £'000**	2000 £'000
Leases of land and buildings		
Expiring within one year	**200**	142
Expiring between two and five years inclusive	**2,552**	1,179
Expiring in over five years	**7,382**	4,504
	10,134	5,825
Other operating leases		
Expiring within one year	**–**	8
Expiring between two and five years inclusive	**–**	3
Expiring in over five years	**170**	170
	170	181
(b) Capital commitments		
Contracted but not provided	**12,465**	31,120

In the prior year, Thus and ScottishPower entered into a Relationship agreement under which they agreed that all transactions and relationships with any member of the ScottishPower Group and any member of the Thus Group are to be at arm's length and on a normal commercial basis.

Thus continues to use certain assets and resources of ScottishPower and provides services to ScottishPower. ScottishPower continues to provide certain services to Thus.

The principal agreements entered into by the Company with ScottishPower are summarised below:

(i) Agreements relating to the use of assets of the ScottishPower Group

Fibre Agreement
Thus uses fibre optic cable installed on ScottishPower's overhead electricity infrastructure as the backbone of the Company's network in Scotland. The Company has been granted a 20 year licence to use optic fibre installed on ScottishPower's network. In addition, Thus has been granted the right of first refusal for a period of ten years to install new optic fibre on ScottishPower's overhead infrastructure and to use existing optic fibre on ScottishPower's overhead infrastructure not currently used by the Company. An annual licence fee for each optic fibre is payable by the Company per kilometre. The Company will also be liable for maintenance charges in respect of any new optic fibre that it leases or has installed on the ScottishPower infrastructure.

Thus requires a number of consents from third parties in order to operate the optic fibre Thus licences from ScottishPower. Thus is required to reimburse ScottishPower for all payments which relate to the optic fibre licenced by Thus as well as to pay ScottishPower a reasonable administration fee for maintaining the consents on the Company's behalf.

Master Lease Agreement
In addition to the licenced optic fibre, mentioned above, Thus uses space in various premises of the ScottishPower Group to accommodate and operate telecommunications equipment.

Intellectual Property and Branding Agreement
This agreement provides primarily for Thus to use certain trademarks and brands owned by ScottishPower. The agreement is royalty free until ScottishPower is no longer the majority shareholder of Thus. Thereafter royalties will be agreed between the parties.

(ii) Agreement for the continued provision of services to the ScottishPower Group by Thus

Strategic Network Facilities Management Agreement (excluding ScottishPower Southern Water Group companies) and Operational Systems Facilities Management Agreement (ScottishPower Southern Water Group companies)
Thus provides to ScottishPower Group companies facilities management and other related services in respect of the strategic telecommunications network used by ScottishPower Group companies to monitor, control, protect and operate their electricity infrastructure. ScottishPower pays fees on a basis consistent with the charges levied by Thus for any other customer for similar services. The Operational Systems Facilities Management Agreement is in all material respects on the same terms as the Strategic Network Facilities Management Agreement.

Telecommunications Services and Facilities Management Agreement
This agreement provides for the delivery of voice and data services to the ScottishPower Group.

Call Centre Systems Facilities Management Agreement
The agreement provides for facilities management services in respect of the facilities used by ScottishPower's Energy Supply Division at its contact centres in England and Scotland by Thus.

(iii) Agreements for the continued provision by ScottishPower of services to Thus

Transitional and Administrative Services Agreement
ScottishPower provides Thus with a number of administrative services for example payroll services, insurance, human resources, pension support and vehicle purchasing and leasing. The provision of these services together with the costs to be borne by Thus are covered as part of this agreement.

Information Systems Support Services Agreement
ScottishPower's joint venture with SAIC, Calanais Limited provided Thus with a variety of Information Technology support services. On 23 March 2001 ScottishPower disposed of its 50% holding in Calanais Limited; as a result it ceased to be a joint venture from this date.

(iv) Other agreements between Thus and ScottishPower

Revolving Working Capital Facility Agreement
Thus entered into a facility agreement with ScottishPower whereby ScottishPower has agreed to provide Thus with an unsecured revolving loan facility. Loans made under the agreement may be applied towards the general corporate purposes of the Group. Further details relating to the agreement are contained within Note 17.

Pensions Agreement
Under the Pensions Agreement ScottishPower sets out the terms on which Thus is permitted to continue to participate in the ScottishPower pension schemes. The agreement also sets out arrangements for the establishment by Thus of alternative pension arrangements following the cessation of participation in the ScottishPower schemes.

Provision of Benefits Agreement
ScottishPower continues to provide Thus employees with a number of benefits available to other ScottishPower Group employees, which Thus traditionally received as part of the ScottishPower Group, for example the receipt of discounts on electrical goods purchased in ScottishPower's retail outlets and the use of learning facilities run by ScottishPower for the benefit of their employees.

Counter Indemnity Agreement
ScottishPower has provided guarantees in relation to certain obligations of Thus. ScottishPower may be required to make payments under the guarantees. Under this agreement a counter indemnity is given by Thus in favour of ScottishPower in respect of ScottishPower's obligations under the guarantees.

(a) Trading transactions and balances arising in the normal course of business

(i) Sales to/(purchases) from other Group companies in the year

Related party	Related party relationship to the Group	Sales to/(purchases) from other group companies 2001 £'000	2000 £'000
Sales to related parties			
Scottish Power UK plc	Parent Company	**20,326**	21,587
Manweb plc	100% subsidiary of parent Company	**2,170**	6,670
Southern Water plc	100% subsidiary of parent Company	**5,049**	7,805
ScottishPower Telecommunications (Services) Limited*	50% owned subsidiary undertaking of parent Company	**-**	65
		27,545	36,127

Included within the above sales to ScottishPower was £23,994,000 (2000: £26,233,000) for the Facilities Management contract.

Related party	Related party relationship to the Group	2001 £'000	2000 £'000
Purchases from related parties			
Scottish Power UK plc	Parent Company	**(6,764)**	(11,221)
Manweb plc	100% subsidiary of parent Company	**(488)**	(373)
ScottishPower Telecommunications (Services) Limited*	50% owned subsidiary undertaking of parent Company	**-**	(720)
		(7,252)	(12,314)

*ScottishPower Telecommunications (Services) Limited was sold in November 1999.

(a) Trading transactions and balances arising in the normal course of business continued

(ii) Amounts due from/(to) other Group companies at the year end

Related party	Related party relationship to the Group	Notes	Amounts due from/(to) other group companies 2001 £'000	2000 £'000
Amounts due from related parties				
Scottish Power UK plc	Parent Company		**9,549**	4,091
Manweb plc	100% subsidiary of parent Company		**485**	3,137
Southern Water plc	100% subsidiary of parent Company		**1,414**	4,357
		14	**11,448**	11,585
Amounts due to related parties				
Scottish Power UK plc	Parent Company		**(1,005)**	(2,461)
Manweb plc	100% subsidiary of parent Company		**(104)**	(177)
Southern Water plc	100% subsidiary of parent Company		**–**	(68)
		15	**(1,109)**	(2,706)

(b) Funding transactions and balances arising in the normal course of business

Related party	Related party relationship to the Group	Notes	Interest (payable) to/receivable from other group companies in the year 2001 £'000	2000 £'000
Scottish Power UK plc	Parent Company			
– Loan account		5b	**(7,026)**	(10,723)
– Funds deposited with ScottishPower		5a	**384**	861
– Fee for extension/establishment of revolving working capital facility		5b	**(250)**	(100)
– Loan notes		5b	**(40)**	(37)
– Commitment fee for revolving working capital facility		5b	**(1,587)**	(484)
– Finance leases		5b	**(401)**	(612)
ScottishPower Telecommunications (Services) Limited*	50% owned subsidiary undertaking of parent Company	5a	**–**	519

*ScottishPower Telecommunications (Services) Limited was sold in November 1999.

Related party	Related party relationship to the Group	Notes	Amounts due from/(to) other group companies 2001 £'000	2000 £'000
Scottish Power UK plc	Parent Company			
– Funds deposited			**17,550**	29,533
– Loan account		16	**(180,600)**	–
– Loan notes		16	**(500)**	(500)
– Finance lease		16	**(4,402)**	(4,489)

31 Employee share schemes

The Group has six types of share schemes for employees. Options have been granted to eligible employees to subscribe for ordinary shares in Thus plc in accordance with the rules of each scheme.

An employment benefit trust has been established, the trustee of which will acquire the ordinary shares required to satisfy the rights under the Employee Share Schemes.

Employee Sharesave Scheme
Under the Sharesave Scheme, in normal circumstances, share options are exercisable on completion of a three or five year save-as-you-earn contract as appropriate. Where options are linked to a five year save-as-you-earn contract employees can elect to receive the maximum bonus by delaying exercise of the options for a further two years after the end of the contract.

Executive Share Option Scheme
The Executive Share Option Scheme applied to certain senior managers and was split into two parts. One part was used to grant options on a *non-approved basis outside the Inland Revenue limits and the other was used to grant options on an approved basis within Inland Revenue limits.* A national insurance liability will arise on the exercise of non-approved options granted after 5 April 1999. Each individual's participation will be limited so that subject to the grant of replacement options the aggregate price payable upon the exercise of all options granted to him or her, in any ten year period, will not exceed four times annual earnings.

Options granted under the Executive Share Option Scheme will be exercised only if the Remuneration Committee is satisfied that there has been sustained underlying financial performance of the Company over the period from the financial year prior to the date of the grant to the third financial year following. In addition, options will be split into two halves. One half will not normally be exercisable unless the Company's Total Shareholder return (TSR) ranking at the third anniversary of the grant is above the median for the companies who were constituent companies of the FT-SE 250 Index on the date of the grant. The other half will not normally be exercisable unless the Company's TSR ranking at the third anniversary of the date of the grant is above the median for the companies who were constituent companies of the Telecommunications sector as classified by the FT-SE Actuaries All Share Index at the date of the grant. TSR is the aggregate of the share price growth and dividends paid. This scheme was replaced by the Thus plc Discretionary Share Option Scheme (2000) and as a result, no further options will be granted under the Executive Share Option Scheme.

Thus plc Discretionary Share Option Scheme (2000)
The Thus plc Discretionary Share Option Scheme (2000) was established in the current year. The Thus plc Discretionary Share Option Scheme (2000) is used to grant employees options on an approved basis within Inland Revenue rules as well as on a non-approved basis outside Inland Revenue limits. Each individual's participation is limited so that the number of options granted in any twelve month period does not exceed 300% of base salary.

Participants only benefit under the scheme if demanding performance targets are met. In this respect, the exercise of options is subject to the Company's total shareholder return (TSR) being at least median. For two-thirds of the shares under option, the comparator group is the FT-SE Telecoms sector, with 50% of the shares in this part of the option being exercisable for median performance against this comparator group rising on a straight-line basis to full vesting for upper quartile performance. The remaining one-third of the shares under option are exercisable dependent on the Company's performance against the companies comprising the FT-SE 250 Index (excluding telecommunications companies). Again, 50% of the shares in this part of the option are exercisable for median performance against this comparator group rising on a straight-line basis to full vesting for upper quartile performance.

If the performance targets have not been satisfied in full on the third anniversary of the grant of the option, the options may be retested on two further occasions (being the fourth and fifth anniversaries of the grant). To the extent that any part of the options have not been vested by that date, they will lapse.

The performance condition does not apply to the grant of 2,000 options that were made to all staff (with the exception of the Executive Directors), on 6 December 2000.

Thus plc Performance Unit Equity Plan
The Performance Unit Equity Plan (PUEP) was established for the Executive Directors at the time of the flotation (Mr. Allan, Mr. McAloon and Mr. Male) and certain senior managers. No consideration is payable by the participants. The Thus plc Employee Share Trust holds sufficient ordinary shares to satisfy the entitlements under the PUEP.

UK Profit Sharing Scheme
The Thus plc UK Profit Sharing Scheme was established as part of the arrangements for employees to acquire ordinary shares under the Employee free share offer on admission to Stock Exchange listing. The profit sharing scheme has been established under a trust deed entered into by the Company and the trustees. The Remuneration Committee will determine the amount or percentage of profits that shall be available for the acquisition of ordinary shares. The scheme provides various alternative bases of allocation of ordinary shares amongst employees on a fixed basis or in accordance with the relative salary or length of service. The maximum value of ordinary shares allocated to any participant under the profit sharing scheme in any tax year may not exceed the maximum from time to time permitted by the Income and Corporation Taxes Act 1988.

The ordinary shares received through the profit sharing scheme will be held by the trustee for a minimum period of two years. For the following year, the trustee will continue to hold such ordinary shares unless the employee concerned wishes to sell or otherwise dispose of them and thereafter will transfer them to the employee.

Ordinary shares may, at the trustee's discretion, be transferred to a participant or sold on his behalf at any time prior to the normal release of such shares to the participant from the trust, to satisfy any tax liability that may arise.

Overseas Profit Sharing Scheme

The Thus plc (Overseas) Profit Sharing Scheme was established as part of the arrangements for employees of the Company and its participating subsidiaries who are resident in the Netherlands to acquire ordinary shares in the Employee free share offer on admission to Stock Exchange listing. It is not approved by the UK Inland Revenue. The terms of this scheme are broadly similar to the Thus plc UK Profit Sharing Scheme except that:

(i) ordinary shares received through the Overseas scheme will not be held by the trustee following the two year period of retention;

(ii) ordinary shares allocated under the scheme, may, at the trustee's discretion be transferred to a participant or sold on his behalf at any time prior to the normal release of such shares to the participant from the trust, to satisfy any tax liability that may arise early.

(a) Summary of movements in share options in Thus plc shares	Employee Sharesave Scheme (number of shares 000s)	Executive Share Option Scheme (number of shares 000s)	Thus plc PUEP (number of shares 000s)	UK Profit Sharing Scheme (number of shares 000s)	Thus plc Overseas Profit Sharing Scheme (number of shares 000s)	Thus plc Discretionary Share Option Scheme (2000) (number of shares 000s)	Total (number of shares 000s)
Outstanding at 1 April 1999	–	–	–	–	–	–	–
Granted	1,032	1,026	1,439	146	4	–	3,647
Lapsed	–	(47)	–	–	–	–	(47)
Outstanding at 1 April 2000	1,032	979	1,439	146	4	–	3,600
Granted	–	3,428	–	–	–	13,789	**17,217**
Exercised	–	–	(460)	–	–	–	**(460)**
Lapsed	(518)	(1,144)	(179)	–	–	(815)	**(2,656)**
Outstanding at 31 March 2001	**514**	**3,263**	**800**	**146**	**4**	**12,974**	**17,701**

(b) Analysis of share options outstanding at 31 March 2001	Date of grant	Number of participants	Number of shares (000s)	Option price (pence)	Normal exercisable date
Thus plc Employee Sharesave Scheme	16.11.99	347	514	272	Feb 2003 – Feb 2007
Executive Share Option Scheme					
IR approved	16.11.99	41	311	340	Nov 2002 – Nov 2009
Non IR approved	16.11.99	20	295	310	Nov 2002 – Nov 2009
IR approved	13.06.00	175	1,079	326	Jun 2003 – Jun 2010
Non IR approved	13.06.00	84	1,578	326	Jun 2003 – Jun 2010
Performance Unit Equity Plan (PUEP)	22.10.99	6	800	Nil	Nov 2000 – May 2003
UK Profit Sharing Scheme	24.11.99	1,822	146	Nil	Nov 2001 – Nov 2002
Overseas Profit Sharing Scheme					
Non IR approved	24.11.99	49	4	Nil	Nov 2001
Thus plc Discretionary Share Option Scheme (2000)					
Executive Grant					
IR approved	28.09.00	2	43	141	Sep 2003 – Sep 2007
Non IR approved	28.09.00	2	319	141	Sep 2003 – Sep 2007
IR approved	06.12.00	141	2,509	72	Dec 2003 – Dec 2007
Non IR approved	06.12.00	117	4,141	72	Dec 2003 – Dec 2007
IR approved	20.12.00	1	42	72	Dec 2003 – Dec 2007
Non IR approved	20.12.00	1	958	72	Dec 2003 – Dec 2007
IR approved	14.02.01	4	56	72	Feb 2004 – Feb 2008
Non IR approved	14.02.01	3	104	72	Feb 2004 – Feb 2008
All Employee Grant					
IR approved	06.12.00	2,325	4,484	72	Dec 2003 – Dec 2007
Non IR approved	06.12.00	159	318	72	Dec 2003 – Dec 2007

All options are exercisable over Thus plc shares.

32 Directors' emoluments and interests

(a) Policy

The Remuneration Committee is responsible for making recommendations to the Board on the Company's remuneration policy. The objective of Thus's remuneration policy is to ensure that the rewards for executives and Directors attract and retain executives of high quality, who are incentivised to achieve performance which exceeds that of competitors. Furthermore, the objective is to ensure that incentive schemes are in line with best practice and promote the interests of the shareholders. The Remuneration Committee determines the detail of each executive's remuneration package.

(b) Total emoluments

The following table provides a breakdown of the total emoluments of the Directors of the Company in office during the year ended 31 March 2001. The figures shown for the prior year represent the emoluments of the Directors in respect of the period from their date of appointment to 31 March 2000.

	Basic salary £	Bonuses £	Benefits in kind £	Relocation £	Full year Total 2001 £	1 Oct 1999 to 31 Mar 2000 Total 2000 £
Executive Directors						
William Allan	255,000	–	13,228	–	**268,228**	134,389
Gerard McAloon (resigned 13 Jul 2000)	46,446	–	3,425	–	**49,871**	98,734
John Maguire (appointed 18 Dec 2000)	53,226	–	1,235	10,000	**64,461**	–
Philip Male	200,000	–	18,893	–	**218,893**	91,141
Non-executive Directors (fees and expenses)						
Ian Russell	–	–	–	–	–	–
Charles Berry	–	–	–	–	–	–
Roy Brown (appointed 4 Jan 2001)	7,258	–	–	–	**7,258**	–
Ian Chippendale	30,000	–	–	–	**30,000**	26,710
Jo Connell (appointed 1 Jan 2001)	7,500	–	–	–	**7,500**	–
Michael de Kare-Silver (appointed 22 Sep 2000)	17,500	–	–	–	**17,500**	–
Jonathan Solomon (deceased 21 May 2000)	4,194	–	–	–	**4,194**	26,710
The Right Hon. the Lord Mackay of Drumadoon QC (resigned 14 Mar 2000)	–	–	–	–	–	25,750
Total	621,124	–	36,781	10,000	**667,905**	403,434

The following table provides an analysis of the total remuneration paid to the Executive Directors of the Company in respect of their services either as Directors of the Company for the year ended 31 March 2000, or as Directors or employees of any ScottishTelecom Businesses during the year ended 31 March 2000.

	Basic Salary £	Bonuses £	Benefits in kind £	Total 2000 £
Executive Directors				
William Allan	165,000	38,250	12,142	215,392
Gerard McAloon	112,000	27,000	6,865	145,865
Philip Male	120,000	27,000	8,818	155,818
	397,000	92,250	27,825	517,075

Mr. Russell and Mr. Berry do not receive any remuneration from Thus plc, nor Scottish Power plc, for their services as Non-executive Directors of Thus plc.

Full details of the emoluments and interests of Mr. Russell and Mr. Berry, who are also Directors of Scottish Power plc, are contained within the Annual Report and Accounts of Scottish Power plc.

The emoluments of the highest paid Director (Mr. Allan) excluding pension contributions were £268,228 (2000: £134,389). Pension contributions made by the Company under approved pension arrangements for Mr. Allan amounted to £10,877 (2000: £3,981).

During the year, Mr. McAloon resigned as a Director of the Company. Mr. McAloon had a service contract with the Company terminable by the Company, or the individual, on one year's notice. The Company paid Mr. McAloon compensation for loss of office of £264,227. This represents one year's salary and benefits and includes £63,000 in relation to holdings under the ScottishPower Long Term Incentive Plan. In addition, £13,617 was paid to the ScottishPower pension scheme on his behalf.

(c) Directors' pension benefits

An overview of the pension benefits provided to all Executive Directors is set out in the Report of the Board on Remuneration on page 24. Details of pension benefits earned by the Executive Directors during the year ended 31 March 2001 are shown below:

Defined benefits pension scheme as at 31/3/2001	Transferred in benefits £	Additional pension earned in year £	Accrued entitlement £	Transfer value of increases after indexation (net of directors' contribution) £
Executive Directors				
William Allan	Nil	1,518	2,297	14,792
Gerard McAloon (resigned 13 Jul 2000)	Nil	428	1,206	2,753
John Maguire (appointed18 Dec 2000)	Nil	448	448	2,196
Philip Male	Nil	1,519	2,234	6,987

(c) Directors' pension benefits continued

(i) The accrued entitlement of the highest paid Director (Mr. Allan) was £2,297 (2000: £761).

(ii) The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year assuming normal retirement at age 63. Members of the scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table.

(iii) The Executive Directors are subject to the earnings cap introduced in the Finance Act 1989. Pension entitlements which cannot be provided through the Company's approved schemes due to the earnings cap are provided through unapproved pension arrangements. The pension benefits disclosed above include approved and unapproved pension arrangements.

(iv) The increase in accrued pension during the year allows for an increase in inflation of RPI as measured at 2.9%.

(v) The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11, less director's contributions.

(vi) Transferred in benefits represent pension rights accrued in respect of previous employments.

(d) Directors' interests in shares and share options

The interests of the Directors in the shares of Thus plc at the beginning of the year, or date of appointment if later, and the end of the year were as follows:

	Ordinary shares 31.03.01	Ordinary shares as at 01.04.00 or date of appointment
Chairman and Executive Directors		
Ian Russell	**10,000**	–
William Allan	**54,528**	–
John Maguire (appointed 18 Dec 2000)	**–**	–
Philip Male	**27,369**	–
Non-executive Directors		
Charles Berry	**1,000**	–
Roy Brown (appointed 4 Jan 2001)	**–**	–
Ian Chippendale	**23,225**	3,225
Jo Connell (appointed 1 Jan 2001)	**17,000**	–
Michael de Kare-Silver (appointed 22 Sep 2000)	**5,000**	–

Share options

	Employee Sharesave Scheme 31.3.01	as at 01.04.00 or date of appointment	**Executive Share Option Scheme 31.3.01**	as at 01.04.00 or date of appointment	***PUEP 31.3.01**	as at 01.04.00 or date of appointment	**Thus plc Profit Sharing Scheme 31.3.01**	as at 01.04.00 or date of appointment	**Thus plc Discretionary Share option Scheme (2000) 31.3.01**	as at 01.04.00 or date of appointment
Chairman and Executive Directors										
Ian Russell	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
William Allan	**–**	–	**234,662**	–	**252,982**	337,309	**80**	80	**–**	–
John Maguire (appointed 18 Dec 2000)	**–**	–	**–**	–	**–**	–	**–**	–	**1,000,000**	–
Philip Male	**2,136**	2,136	**184,049**	–	**133,932**	178,575	**80**	80	**–**	–
Non-executive Directors										
Charles Berry	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
Roy Brown (appointed 4 Jan 2001)	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
Ian Chippendale	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
Jo Connell (appointed 1 Jan 2001)	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
Michael de Kare-Silver (appointed 22 Sep 2000)	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–

*The Directors were entitled to acquire 25% of the shares under the PUEP within six months of the first anniversary of the admission to Stock Exchange listing. A further 25% may be acquired within six months of the second anniversary of admission to Stock Exchange listing and the final 50% may be acquired within six months of the third anniversary of admission to Stock Exchange listing.

32 Directors' emoluments and interests continued

(d) Directors' interests in shares and share options continued

Executive Director	At 1 April 2000	Granted	Exercised	At 31 March 2001	Date exercised	Market price at date of exercise (pence)	Date from which exercisable	Expiry Date
Employee Sharesave Scheme								
Philip Male	2,136	–	–	**2,136**			Feb 2003	Feb 2007
Executive Share Option Scheme								
William Allan	–	234,662	–	**234,662**			Jun 2003	Jun 2010
Philip Male	–	184,049	–	**184,049**			Jun 2003	Jun 2010
	–	418,711	–	**418,711**				
PUEP								
William Allan	337,309	–	(84,327)	**252,982**	15 Mar 2001	56.25	Nov 2000	May 2003
Gerard McAloon (resigned 13 Jul 2000)	178,575	–	(89,288)	**89,287**	13 Oct 2000	106.5	Nov 2000	May 2003
Philip Male	178,575	–	(44,643)	**133,932**	15 Mar 2001	56.25	Nov 2000	May 2003
	694,459	–	(218,258)	**476,201**				

The exercise price (pence) for the PUEP entitlement is Nil.

Executive Director	At 1 April 2000	Granted	Exercised	At 31 March 2001	Date exercised	Market price at date of exercise (pence)	Date from which exercisable	Expiry Date
Thus plc Profit Sharing Scheme								
William Allan	80	–	–	**80**			Nov 2001	Nov 2002
Gerard McAloon (resigned 13 Jul 2000)	80	–	–	**80**			Nov 2001	Nov 2002
Philip Male	80	–	–	**80**			Nov 2001	Nov 2002
	240	–	–	**240**				
Thus plc Discretionary Share Option Scheme (2000)								
John Maguire (appointed 18 Dec 2000)	–	1,000,000	–	**1,000,000**			Dec 2003	Dec 2007
	–	1,000,000	–	**1,000,000**				

The market price of the shares at 31 March 2001 was 54.25p and the range during 2000/2001 was 50p to 444p.

The aggregate of the gains made on the exercise of the PUEP entitlements during the year was £167,637, of which £47,433 related to the gain attributable to the highest paid Director (Mr. Allan). There was no exercise of PUEP entitlements in the prior year.

Following the resignation of Mr. McAloon as a Director and employee of the Company, the Directors agreed to him retaining the entitlement to the 89,287 shares which had been granted to him in the prior year under the PUEP scheme. The value of the PUEP entitlements retained, calculated as the difference between the exercise price and the market value at the date of Mr. McAloon's resignation, is £235,940. The gain attributable to the PUEP entitlements exercised by Mr. McAloon during the year was £95,091.

33 Contingent liabilities

(a) Thus plc and ScottishPower currently form a Group for UK capital gains tax purposes. If Thus plc ceases to be a part of the ScottishPower capital gains tax Group before 30 September 2005, the Company will become liable to an amount of corporation tax on chargeable gains calculated as the difference between the market value at 30 September 1999 of the assets and liabilities of the ScottishTelecom Businesses acquired by Thus plc on that date and the indexed base cost of those assets and liabilities as at 30 September 1999, multiplied by the percentage rate of corporation tax applicable to the profits of the Company in the accounting period in which Thus plc ceases to be a member of the ScottishPower capital gains tax group. Management currently estimate that such liability would be up to £570 million. Management's estimate is subject to the following principal uncertainties:

(i) The rate of corporation tax applicable at the time of exit from the ScottishPower Group; and

(ii) The valuation attributable to the acquired businesses by the Inland Revenue as at 30 September 1999. In order for Thus plc to remain in the ScottishPower capital gains tax Group, ScottishPower must continue to own, directly or indirectly, 75 per cent of the ordinary share capital of Thus plc (which, for capital gains tax purposes, will include the Participating Preference Shares) and it must maintain its effective majority economic ownership of Thus plc. The ScottishPower subsidiaries, from which the ScottishTelecom Businesses were acquired, have agreed to indemnify Thus plc for any such corporation tax liability resulting from Thus plc leaving the ScottishPower capital gains tax Group other than in circumstances where the Company has left the ScottishPower capital gains tax Group as a result of its voluntary act or omission (being an act or omission which has not been consented to in writing by the relevant ScottishPower subsidiaries). ScottishPower has guaranteed the obligations of each such ScottishPower subsidiary to indemnify Thus plc.

(b) Thus plc has indemnified certain of the ScottishPower subsidiaries from which the ScottishTelecom Businesses were acquired, in respect of various legal proceedings, principally concerning defamation of character, employment and property disputes, and breach of contract in relation to the provision of number translation services. Notwithstanding the intention of the Directors to vigorously defend these claims, as at 31 March 2001, a provision of £166,000 had been made in respect of these claims. In the opinion of the Directors, after taking appropriate legal advice, such indemnifications and the outcome of such actions are unlikely to give rise to a material loss to Thus plc.

34 Ultimate holding company and controlling party

Thus plc is a majority owned subsidiary of Scottish Power UK plc which is, in turn, a wholly owned subsidiary of Scottish Power plc. Both the immediate parent company and the ultimate parent company are registered in Scotland.

Copies of the ultimate parent company's consolidated Accounts may be obtained from The Secretary, Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP.

Five Year Financial Summary

Results	Year ended 31 March 2001 £000's	Year ended 31 March 2000 £000's	Year ended 31 March 1999 £000's	Year ended 31 March 1998 £000's	Year ended 31 March 1997 £000's
Turnover	**233,842**	216,903	166,058	81,482	40,314
Earnings before exceptional item, interest, tax and depreciation/amortisation of fixed assets (EBITDA)	**(21,415)**	14,257	26,555	6,701	2,506
Exceptional item	**–**	(43,467)	–	–	–
Loss before taxation	**(66,943)**	(63,113)	(9,347)	(10,192)	(5,551)
Loss after taxation	**(66,651)**	(56,726)	(3,248)	(4,992)	(183)
(Loss)/profit for financial year	**(65,578)**	(56,696)	(3,028)	(4,607)	144
Appropriations – non equity	**(2,500)**	(1,127)	–	–	–
Free Cash flow	**692**	(6,463)	4,952	724	3,140
Capital expenditure on tangible fixed assets	**158,920**	160,855	100,612	60,115	39,860
Net (debt)/funds	**(167,772)**	24,502	(233,683)	(142,873)	(87,958)
Net Assets (before minority interests)	**281,679**	347,936	14,520	14,959	15,729

Ratio and Statistics	2001	2000	1999	1998	1997
Basic (loss)/earnings per ordinary share before exceptional item (pence)	**(9.79)**	(2.24)	(0.50)	(0.77)	0.02
Diluted (loss)/earnings per ordinary share before exceptional item (pence)	**(9.79)**	(2.24)	(0.50)	(0.77)	0.02

Employees	2001	2000	1999	1998	1997
Number of employees (full-time equivalent) at 31 March: Thus plc	**2,614**	2,472	2,127	1,122	615

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company for 2001 will be held on Wednesday 11 July 2001 at 11.00 am at The Thistle Hotel, 36 Cambridge Street, Glasgow, G2 3HN for the following purposes:

Ordinary Business

1 To receive and adopt the Report of the Directors and Accounts for the year ended 31 March 2001.

2 To elect John Maguire as a Director.

3 To elect Michael de Kare-Silver as a Director.

4 To elect Jo Connell as a Director.

5 To elect Roy Brown as a Director.

6 To elect James Reid as a Director.

7 To elect David Nish as a Director.

8 To re-elect Charles Berry as a Director.

9 To re-appoint PricewaterhouseCoopers as auditors of the Company and to authorise the Directors to fix their remuneration.

Special Business

10 To consider and if thought fit to pass the following resolution which will be proposed as a special resolution:

That the Articles of Association in the form produced to the meeting and initialled by the Chairman for the purposes of identification only, be, and are hereby, adopted as the Articles of Association of the Company in substitution for, and to the exclusion of the existing Articles of Association of the Company.

By order of the Board

David Macleod
Secretary
31 May 2001

Registered office:
Dalmore House
310 St Vincent Street
Glasgow G2 5BB

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company. A separate form of proxy is enclosed. Pursuant to regulation 34 of the Uncertificated Securities Regulations 1995, members will be entitled to attend and vote at the meeting if they are registered on the Company's register of members 48 hours before the time appointed for the meeting or any adjournment of it.

The following documents will be available for inspection at the registered office, during business hours from the date of this notice until the date of the Annual General Meeting, and on that day will be available for inspection at the place of the meeting:

1 Copies of the Directors' service contracts with the Company.

2 A statement of all transactions of Directors (and of their family) in the share capital of the Company for the past year.

3 The register of Directors' (and their family) interests in the share capital of the Company.

4 Copies of the proposed new Articles of Association of the Company.

In addition the documents referred to above will be available for inspection at the offices of the Company's solicitors, Olswang, 90 Long Acre, London WC2E 9TT, during normal business hours on any weekday (Saturday, Sunday and public holidays excluded) from the date of this notice to the date of the Annual General Meeting.

Notes and Information for Shareholders

New Articles of Association of the Company

The Electronic Communications Order 2000 ("Order") was brought into force on 22 December 2000 and enables electronic communications to be used between companies and their members, debenture holders, auditors and the Registrar of Companies. The Order allows documents that the Companies Acts had previously required a company to send out in writing, to be sent to shareholders electronically where the shareholders agree.

The Company has decided to take the first steps to establish a procedure that would facilitate the use of electronic communications. The new Articles of Association proposed to be adopted at the AGM include the necessary amendments to the existing Articles of Association to enable the Company to use electronic communications with its shareholders.

The following amendments have been proposed to the Articles of Association:

1 The definition of "writing" has been amended to include a method of setting out words in electronic form and additional definitions of "communication" and "electronic communication" have been added to the Articles.

2 The Article dealing with proxies and corporate representatives has been amended to enable proxies to be delivered in electronic form.

3 The Article dealing with the Company's accounts has been extended to enable the Company to send its shareholders a copy of the Company's accounts by electronic communication.

4 The notice provisions in the Articles have been amended to enable the Company to serve and receive notices by way of electronic communication.

5 Further Articles have been added to deal with deemed receipt of electronic communications from the Company.

The Company has, in accordance with the guidelines issued by the Institute of Chartered Secretaries and Administrators, taken steps to amend its Articles of Association specifically to facilitate the use of electronic communications as soon as practical and is therefore proposing the adoption of the new Articles at this Annual General Meeting.

The Company is, together with Lloyds TSB, the Company's registrar, putting in place a system to enable communication between the Company and the shareholders to take place by way of electronic communication. The Company sent to each member together with the Notice of AGM, a letter inviting each member to register with Shareview, a web-based enquiry and portfolio management service provided by the Company's registrars which enables members to receive shareholder information electronically. There is no obligation on a member to receive communications from the Company electronically and a member may, if so desired, continue to receive all communications from the Company in paper form. Members should refer to the letter regarding Shareview for more information on exactly how to make an election as to their preferred method of receipt of communications from the Company.

General Information for Shareholders Attending the Annual General Meeting

1 The Notice of Meeting is being issued to all shareholders and to those persons who are beneficially entitled to shares held in trust for them under the Free Share Offer. Enclosed with this notice, you will find an attendance card, and for shareholders a form of proxy. For those whose shares are held in trust under the free offer, a form of direction to instruct the trustee to vote in respect of those shares is enclosed.

2 If you are attending the meeting, you should bring the attendance card.

3 A shareholder is entitled to appoint one or more proxies to attend and, upon a poll, vote instead of him. A proxy need not be a shareholder. If you wish to appoint a proxy, you must complete the enclosed form of proxy which must be deposited with the Registrars, Lloyds TSB Registrars Scotland, 117 Dundas Street, Edinburgh, EH3 5ED, not later than 11.00 am on 9 July 2001.

4 Copies of the Directors' service contracts, a statement of all transactions of Directors (and of their family) in the share capital of the Company in the year to 31 March 2001, a copy of the Register of Directors' (and their family) interests in the share capital of the Company and a copy of the proposed new Articles of Association, will be available for inspection at the Company's registered office during normal business hours on each day (except Saturday, Sunday and any public holidays) from the date of the Notice of Meeting until 11 July 2001 and also at the place of the AGM from 10.30 am on the day of the meeting until the conclusion of the meeting. Copies of the same will also be available on the same days at the offices of the Company's solicitors, Olswang, 90 Long Acre, London, WC2E 9TT.

Introduction
After his opening remarks, the Chairman will explain in detail the procedures for the conduct of the meeting, particularly for asking questions and voting on resolutions. The resolutions which are set out in the Notice of Meeting will then be put to the meeting.

How to Ask Questions
At the meeting, shareholders will be given the opportunity to ask questions from Question Points which will be clearly indicated.

At each Question Point, a member of staff will be available to help you. Please tell the member of staff the nature of your question and give your name and address. You may be asked to wait until called upon to speak. Please remember to state your name before asking your question.

How to Vote
You should raise above your head your voting card (which you will receive when you register) indicating that you are voting either for or against each resolution as it is put to the vote by the Chairman. Only shareholders, or authorised representatives of corporate shareholders, may vote on a show of hands. If you are attending as a proxy for a shareholder, you will receive an appropriate identification card at registration.

Time
The doors will open at 9.30 am and the meeting will start promptly at 11.00 am.

Cameras/Tape Recorders, etc.
No cameras, video recorders, tape recorders or mobile phones will be allowed into the meeting.

Registration
To ensure your entrance to the meeting is dealt with promptly, please bring your attendance card with you and register at the registration desk inside the hotel.

Customer Enquiries
Company personnel will be available if you have any questions as a customer of the Company.

Shareholder Information
If you have any questions concerning your shareholding, please speak to the staff at the shareholders' enquiry desk.

Disabled Persons
Special arrangements have been made to offer every assistance to people with disabilities. For those displaying disabled persons' badges on car windscreens, please follow the signs to the separate car parking area where a member of staff will be available to assist you. If you have a companion to assist you, they will be admitted to the meeting as a guest. Guide dogs will also be permitted. The auditorium has an induction loop system and headsets are available on request if you are deaf or hard of hearing. There will also be a sign language interpreter.

First Aid
First aid facilities are available. Ask any member of staff for assistance.

Emergency Precautions
An announcement will be made if there is a fire warning or other emergency. Emergency exits are marked clearly around the auditorium. In case of a medical emergency, please contact a member of staff.

Refreshments
Refreshments will be available between 9.30 am and 10.50 am.

Important
If you have any questions about the meeting, or if you need any assistance, please telephone the Annual General Meeting enquiry line on 0141 566 3106 from Monday 4 June 2001 during normal working hours.

Thus plc, Dalmore House, 310 St Vincent Street, Glasgow, G2 5BB

Shareholder and Contact Information

Analysis of Shareholders

Range of holdings	Number of shareholders	Numbers of shares
1-100	925	73,462
101-200	1,756	294,098
201-600	6,888	2,829,893
601-1000	6,471	5,869,364
1001-5000	9,063	21,557,982
5001-100000	2,204	36,541,806
100001 and above	316	638,317,266

Financial Calendar

11 July 2001	Annual General Meeting
July 2001	First Quarter Summary Results and Trading Update for the quarter ended 30 June 2001
November 2001	Interim Results for the six months ended 30 September 2001
January 2002	Third Quarter Summary Results and Trading Update for the quarter ended 31 December 2001
May 2002	Preliminary Results for the year ended 31 March 2002

Shareholder information

Annual General Meeting
The Annual General Meeting will be held at The Thistle Hotel, 36 Cambridge Street, Glasgow, G2 3HN on Wednesday 11 July 2001 at 11.00 am. Details of the resolutions to be proposed at the Annual General Meeting are contained in the Notice of Annual General Meeting on pages 61 and 62.

Dividend
The Directors have not recommended the payment of a dividend for the year ended 31 March 2001.

Listing
Ordinary shares of Thus plc are traded on the London Stock Exchange.

Share Price Details
The share price is available from the Thus website at www.thus.net and in national newspapers.

Secretary and Registered Office
David Macleod, Thus plc, Dalmore House,
310 St Vincent Street,
Glasgow, G2 5BB.
Registered number SC 192666

Registrars
All administrative enquiries relating to shareholdings should be directed to The Registrar, Lloyds TSB Registrars Scotland, 117 Dundas Street, Edinburgh, EH3 5ED. Tel: 0870 601 5366, Fax: 0870 900 0030.

www.shareview.co.uk
The portfolio service from Lloyds TSB Registrars gives you access to more information on your investments including balance movements, indicative share prices and information on recent dividends.

The portfolio service is:

- **Easy to use.** You just need your User ID and PIN to log on. Information about your shareholdings is displayed clearly and conveniently and is updated regularly from our records. Registration takes only a few minutes
- **Secure.** Data transferred to your browser is encrypted and other Internet users cannot gain access to your portfolio without your User ID and PIN
- **Free.** As long as you have a PC and access to the Internet, there is no further payment to use the service

For more details on this and practical help on transferring shares or updating your details, visit www.shareview.co.uk.

Share Dealing
Thus's shares may be bought or sold at competitive rates by post or telephone. For further details, please contact Stocktrade on 0845 840 1530, quoting LOWC0078.

Company Information
For enquiries relating to the Company's operations and performance, please contact either:

- Investor Relations, 57–63 Scrutton Street, London, EC2 4PF.
  Tel: 020 7613 6109
  or
  Corporate Communications, Thus plc, Dalmore House,
  310 St. Vincent Street, Glasgow, G2 5BB. Tel: 0141 566 3167.

Thus's Services
Information about Thus's services can be found on the Thus website at www.thus.net.